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As filed with the United States Securities and Exchange Commission on October 18, 2005

Registration Statement No. 333-128930

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EAGLE BULK SHIPPING INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	98-0453513 (I.R.S. Employer Identification No.)
Eagle Bulk Shipping Inc. 29 Broadway New York, New York 10006 (212) 785-2500 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)
Copies to:
Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)		Gary L. Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (telephone number) (212) 455-2502 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee

Common Stock, par value $.01	6,900,000	$17.04	$117,576,000.00	$13,838.70(3)

(1)
Includes shares of Common Stock, if any, that may be sold pursuant to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices per share of the registrant's common stock as reported on the Nasdaq National Market on October 10, 2005.

(3)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Preliminary Prospectus	Subject to Completion	October 18, 2005

6,000,000 Shares

Eagle Bulk Shipping Inc.

Common Stock

We are offering 6,000,000 shares of our common stock in this offering. Our shares of common stock are quoted on the Nasdaq National Market under the trading symbol "EGLE". The closing price of our common stock on the Nasdaq National Market on October 17, 2005 was $16.16 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 900,000 shares of our common stock from a selling stockholder at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholder if the underwriters exercise their over-allotment option.

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of shares will be made on or about     , 2005.

UBS Investment Bank	Bear, Stearns & Co. Inc.

Credit Suisse First Boston	Wachovia Securities

        You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	12
Forward-Looking Statements	25
Use Of Proceeds	26
Price Range of Our Common Stock	29
Dividend Policy	27
Capitalization	30
Selected Consolidated Financial Data	31
Management's Discussion And Analysis Of Financial Condition And Results Of Operations	33
The International Dry Bulk Shipping Industry	47
Business	57
Credit Facility	68
Management	70
Principal and Selling Stockholders	76
Certain Relationships and Related Party Transactions	78
Shares Eligible For Future Sale	81
Description Of Capital Stock	83
Certain Marshall Islands Company Considerations	87
Tax Considerations	91
Underwriting	100
Legal Matters	103
Experts	103
Where You Can Find Additional Information	104
Glossary Of Shipping Terms	105
Index To Consolidated Financial Statements	F-1

i

DRY BULK SHIPPING INDUSTRY DATA

        The discussions contained under the sections of this prospectus entitled "Prospectus Summary," "Business" and "The International Dry Bulk Shipping Industry" have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

ii

PROSPECTUS SUMMARY

        This section summarizes some of the information and consolidated financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later. In this prospectus, references to "Eagle Bulk Shipping Inc.", "we", "us", "our company" and "our" refer to Eagle Bulk Shipping Inc. and its subsidiaries. References to our "operating fleet" refer to the 11 Handymax dry bulk vessels that we owned and operated as of September 30, 2005. References to our "fleet" refer to the 11 vessels in our operating fleet and the two Supramax dry bulk vessels that we have agreed to purchase and expect to take delivery of in November and December 2005, respectively.

Our Company

        We are Eagle Bulk Shipping Inc., a Marshall Islands corporation headquartered in New York City. We are the largest U.S. based owner of Handymax dry bulk vessels. Handymax dry bulk vessels range in size from 35,000 to 60,000 deadweight tons, or dwt, and transport a broad range of major and minor bulk cargoes, including iron ore, coal, grain, cement and fertilizer, along worldwide shipping routes. We own and operate a modern fleet of 11 Handymax dry bulk vessels and we have agreed to purchase two additional secondhand Handymax dry bulk vessels from an unrelated third party. We expect to take delivery of these two Supramax vessels in November and December 2005, respectively. In addition, we are currently negotiating with several parties for the purchase of one additional Supramax dry bulk vessel. However, we cannot assure you that we will be successful in reaching terms for the purchase of an additional vessel.

        Seven of the 11 vessels in our operating fleet and the two additional vessels that we have agreed to purchase are classed as Supramax dry bulk vessels, a class of Handymax dry bulk vessels, which range in size from 50,000 dwt to 60,000 dwt. These vessels have the cargo loading and unloading flexibility of on-board cranes while offering cargo carrying capacities approaching that of Panamax dry bulk vessels, which range in size from 60,000 to 80,000 dwt and must rely on port facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to potential charterers. The 11 vessels in our operating fleet have a combined carrying capacity of 540,857 dwt and an average age of only 6 years as of September 30, 2005. Upon the delivery of our two additional vessels, which we expect to be completed by mid-December 2005, our fleet will have a combined carrying capacity of 643,980 dwt and an average age of only 5.5 years, as compared to an average age for the world Handymax dry bulk fleet of over 15 years.

        Our strategy is to charter our vessels primarily pursuant to one- to three-year time charters to allow us to take advantage of the stable cash flow and high utilization rates that are associated with medium- to long-term time charters. We have entered into time charters for all of our vessels, which have an average remaining term of approximately one and a half years and an average daily charter rate of approximately $23,800. We have arranged time charters for each of the two additional vessels we expect to take delivery of in November and December 2005 that will last from 24 to 26 months at daily charter rates of $24,000. Each of these charters is scheduled to commence immediately upon the delivery of the respective vessel to us. For the years 2005 and 2006, 100% and 78%, respectively, of our fleet's available days are committed on time charters, assuming that our charterers redeliver the vessels to us upon the earliest redelivery date under the charters.

        A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its vessel (including its crew and equipment) at the service of the charterer. Under a typical time charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of fuel and port and canal charges. Subject to certain restrictions imposed by us in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remains our responsibility, including vessel operating expenses, such as the cost of crewing, insuring, repairing and maintaining the vessel, costs of spare parts and supplies, tonnage taxes and other miscellaneous expenses.

Our Fleet

        The following table presents certain information concerning our fleet as of September 30, 2005.

Vessel	Dwt	Age	Time Charter Expiration Date (1)	Daily Time Charter Hire Rate
Supramax:
Condor (2)	50,296	4 years	November 2006 to March 2007	$24,000
Falcon (2)	50,296	4 years	February 2008 to June 2008	$20,950
Harrier (2)	50,296	4 years	March 2007 to June 2007	$23,750
Hawk I (2)	50,296	4 years	March 2007 to June 2007	$23,750
Merlin (2)(4)(6)	50,296	4 years	November 2007 to January 2008 (7)	$24,000
Osprey I (2)(5)	50,206	3 years	July 2008 to November 2008	$21,000
Cardinal (3)	55,408	1 year	March 2007 to June 2007	$26,500
Peregrine (3)	50,913	4 years	October 2006 to January 2007	$24,000
Heron (4)(8)	52,827	4 years	December 2007 to February 2008 (7)	$24,000
Handymax:
Sparrow (3)	48,220	5 years	November 2006 to February 2007	$22,500
Kite	47,195	8 years	March 2006 to May 2006	$25,000
Griffon	46,635	10 years	February 2006 to April 2006	$28,000
Shikra	41,096	21 years	July 2006 to November 2006	$22,000

(1)
The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

(2)
These vessels are sister ships.

(3)
These vessels are similar ships built at the same shipyard.

(4)
As expected to be renamed by us after delivery.

(5)
The charterer has an option to extend the charter period by up to 26 months at a daily time charter hire rate of $25,000.

(6)
We expect to take delivery of this vessel in November 2005.

(7)
The time charter is scheduled to commence immediately upon the delivery of the vessel to us. Time charter expiration date assumes that the vessel is delivered to us as scheduled.

(8)
We expect to take delivery of this vessel in December 2005.

Management of Our Fleet

        Our senior management team is led by Sophocles Zoullas, a New York native who has 20 years of experience in the shipping industry, with a primary focus on the Handymax and Handysize dry bulk sectors. Our New York City based management team undertakes all commercial and strategic management of our fleet and supervises the technical management of our vessels. The technical management of our fleet is provided by an unaffiliated third party, V.Ships, which we believe is the world's largest provider of independent ship management and related services, and to which we refer to as our technical manager.

  •
  Strategic management. We locate, obtain financing and insurance for, purchase and sell vessels.

  •
  Commercial management. We obtain employment for our vessels and manage our relationships with charterers.

  •
  Technical management. The technical manager performs day-to-day operations and maintenance of our vessels.

Our Competitive Strengths

        We believe that we have a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry, including:

  •
  A fleet of 13 Handymax dry bulk vessels. We are the largest U.S. based owner of Handymax dry bulk vessels. We view Handymax vessels as a highly attractive sector of the dry bulk shipping industry relative to larger vessel sectors due to their:

—	reduced volatility in charter rates;
—	smaller newbuilding orderbook;
—	increased operating flexibility;
—	ability to access more ports;
—	ability to carry a more diverse range of cargoes; and
—	broader customer base.
  •
  A modern, high quality fleet. The 11 Handymax vessels in our operating fleet have an average age of only 6 years as of September 30, 2005. Upon the delivery of our two Supramax dry bulk vessels, which we expect to be completed by mid-December 2005, our fleet will have an average age of only 5.5 years, compared to an average age for the world Handymax dry bulk fleet of over 15 years. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing employment for our vessels. Our fleet was built to high standards and 12 of our vessels were built at leading Japanese shipyards, including Mitsui Engineering and Shipbuilding Co., Ltd., or Mitsui, which built 6 of our vessels, and Oshima Shipbuilding Co., Ltd., or Oshima, which built 5 of our vessels.

  •
  A fleet of sister and similar ships. Our fleet includes 6 identical sister ships built at the Mitsui shipyard based upon the same design specifications and 3 similar ships built at the Oshima shipyard that use many of the same parts and equipment. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that this should allow us both to increase revenue and maintain lower operating costs.

  •
  A medium- to long-term fixed-rate time charter program. We have entered into time charters for all of our vessels and have arranged for time charters to commence immediately upon the delivery of the two Supramax dry bulk vessels that we have agreed to purchase. Our charters range in length from one to three years with an average of approximately one and a half years and provide for fixed semi-monthly payments in advance. We believe that this structure provides significant visibility to our future financial results and allows us to take advantage of the stable cash flows and high utilization rates that are associated with medium- to long-term time charters.

  •
  An experienced management team. Our New York City based team of senior executives, led by Sophocles Zoullas, has an average of 20 years of experience in the shipping industry, primarily in the Handymax and Handysize dry bulk sectors. The members of our management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions.

  •
  A strong balance sheet with a low level of indebtedness. We used substantially all of the net proceeds of our initial public offering, which we completed on June 28, 2005, to repay the majority of our outstanding indebtedness at that time. We believe that our relatively low level of outstanding indebtedness strengthens our balance sheet and increases the amount of funds we may draw under our credit facility in connection with future acquisitions.

Our Business Strategy

        Our strategy is to manage and expand our fleet in a manner that enables us to pay attractive dividends to our stockholders. To accomplish this objective, we intend to:

  •
  Operate a modern, high quality fleet of Handymax dry bulk vessels. We believe that our ability to maintain and increase our customer base will depend largely on the quality of our fleet. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in obtaining employment for our vessels. We will carry out regular inspections and maintenance of our fleet in order to maintain its high quality.

  •
  Pursue medium- to long-term charters with the flexibility to pursue short-term charters in the future. We have chartered our vessels pursuant to a combination of one- to three-year time charters with an average duration of approximately one and a half years that provide stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping market on a regular basis.

  •
  Maintain low cost, highly efficient operations. We believe that we are a cost-efficient and reliable owner and operator of dry bulk vessels due to the young age of our vessels, our groups of sister and similar ships and the strength of our management team. We intend to actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspection and maintenance programs. We also intend to take advantage of savings that result from the economies of scale that V.Ships provides us through access to bulk purchasing of supplies, quality crew members and a global service network of engineers, naval architects and port captains.

  •
  Expand our fleet through selective acquisitions of dry bulk vessels. We intend to continue to grow our fleet through timely and selective acquisitions of additional vessels in a manner that is accretive to earnings and dividends per share. We expect to focus primarily in the Handymax sector of the dry bulk shipping industry, and in particular Supramax class vessels. We may also consider acquisitions of other sizes of dry bulk vessels, including Handysize vessels, but do not intend to acquire tankers.

  •
  Maintain a strong balance sheet with low leverage. We used substantially all of the net proceeds of our initial public offering, which we completed on June 28, 2005, to repay the majority of our outstanding indebtedness at that time. In the future, we expect to draw funds under our credit facility or use the net proceeds of future equity issuances to fund vessel acquisitions. We intend to repay all or a portion of our acquisition related debt from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we generally intend to limit the amount of indebtedness that we have outstanding at any time to low levels for our industry. We believe this strategy will provide us with flexibility in pursuing acquisitions that are accretive to earnings and dividends per share.

Dividend Policy

        Our policy is to declare quarterly dividends to stockholders in February, April, July and October in amounts that are substantially equal to our available cash from operations during the previous quarter less any cash reserves for drydockings and working capital.

        Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We intend to grow our business through timely and selective acquisitions of additional vessels in a manner that is accretive to earnings and dividends per share. We currently have an agreement to acquire two Supramax dry bulk vessels which we intend to fund with the net proceeds of this offering. Our stockholders will not experience the full accretive effect of our application of the net proceeds of this offering until these vessels are delivered to us and begin to earn charter hire. The issuance of shares in this offering will therefore be dilutive to earnings per share to our existing stockholders until our expected acquisitions are completed.

        We expect to fund future vessel acquisitions with borrowings under our credit facility or the net proceeds of future equity issuances. In times when we make acquisitions, our board of directors may limit our dividends per share to the amount that we would have been able to pay if all or a portion of our acquisition related debt had been financed with equity as described in the section of this prospectus entitled "Dividend Policy."

        Since our initial public offering, which we completed on June 28, 2005, we have declared a dividend of $0.54 per share on October 5, 2005, which is payable on or about October 31, 2005 to stockholders of record on October 17, 2005 representing the results of our operations for the third quarter of 2005. Purchasers of shares of our common stock in this offering will not receive this dividend. While we cannot assure you that we will do so, and subject to the limitations set forth above and in the sections of this prospectus entitled "Dividend Policy" and "Risk Factors," we expect to declare a dividend of $0.57 per share in respect of the fourth quarter of 2005 in February 2006. Since we will not experience the full accretive effect of the acquisition of the two Supramax dry bulk vessels until the second vessel is delivered and placed in service in December 2005, we may fund up to $1.5 million of our dividend in respect of the fourth quarter of 2005 from our excess working capital. Notwithstanding the foregoing, we may incur expenses or liabilities, including unbudgeted or extraordinary expenses, or decreases in revenues, including as a result of unanticipated off-hire days or a loss of a vessel, that could reduce or eliminate the amount of cash that we have available for distribution as dividends.

        We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such non-corporate United States stockholders will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation has been introduced in the United States Senate that, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as "qualified dividend income." Please see the section of this prospectus entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

        Our ability to make dividend payments will depend on the ability of our subsidiaries to distribute funds to us. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Our credit facility permits us to pay dividends in amounts up to our EBITDA (as defined in our credit agreement) less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for dry-docking; provided that there is not a default or breach of loan covenant under the credit facility and the payment of the dividends would not result in a default or breach of a loan covenant. Please see the sections of this prospectus entitled "Dividend Policy," "Credit Facility" and "Tax Considerations" for additional information regarding our dividend payments.

Corporate Structure

        Eagle Bulk Shipping Inc. is a holding company incorporated under the laws of the Marshall Islands in March 2005. Following our incorporation, we merged with Eagle Holdings LLC, a Marshall Islands limited liability company formed on January 26, 2005, and became a wholly-owned subsidiary of Eagle Ventures LLC, or Eagle Ventures, a Marshall Islands limited liability company. Eagle Ventures is owned by Kelso Investment Associates VII, L.P. and KEP VI, LLC, both affiliates of Kelso & Company, L.P., or Kelso, members of our management and outside investors. Eagle Ventures currently owns approximately 47.0% of our outstanding common stock, and after giving effect to this offering, will own approximately 38.5% of our outstanding stock. Eagle Ventures is 92.6% owned by affiliates of Kelso.

        We carry out the commercial and strategic management of our fleet through our wholly-owned subsidiary, Eagle Shipping International (USA) LLC, a Marshall Islands limited liability company that was formed in January 2005 and maintains its principle executive offices in New York City. Each of our vessels is or will be owned by us through a separate wholly owned Marshall Islands limited liability company.

        We maintain our principal executive offices at 29 Broadway, New York, New York 10006. Our telephone number at that address is (212) 785-2500. Our website address is www.eagleships.com. Information contained on our website does not constitute part of this prospectus.

        The following chart illustrates our corporate structure after giving effect to this offering:

Kelso Affiliates
Management and Outside Investors
92.6%
7.4%
Eagle Ventures LLC
Public Stockholders
38.5%
61.5%
Eagle Bulk Shipping Inc.
(Issuer)
100%
Eagle Shipping International (USA) LLC
Vessel Owning Subsidiaries

Compensation of Executives

        Members of our management have been awarded, and certain additional members of management may be awarded in the future, profits interests in Eagle Ventures that may entitle such persons to a portion of any appreciation in the value of the assets of Eagle Ventures (including shares of our common stock owned by Eagle Ventures when sold). These profits interests will dilute only the owners of Eagle Ventures, and will not dilute direct holders of our common stock, including stockholders that purchase shares of our common stock in this offering. However, to the extent that such profits interests vest and become payable to management, our income statement will reflect non-cash charges for such amounts based on the fair value of the interests at the end of each reporting period. In addition to the profits interests in Eagle Ventures, we have adopted a stock incentive plan, or our 2005 Stock Incentive Plan, that we may use to award equity based compensation to members of our management and others. Awards granted under our 2005 Stock Incentive Plan will dilute all of our stockholders and also will result in non-cash charges to our income statement. Certain profits interests in Eagle Ventures granted to members of our management vested upon the consummation of our initial public offering in June 2005 and resulted in a non-cash charge of approximately $7.2 million. The non-cash charge was calculated based on the closing price of our common stock on June 30, 2005. Please see the sections of this prospectus entitled "Certain Relationships and Related Party Transactions—The Eagle Ventures Agreement" and "Management—2005 Stock Incentive Plan" for additional information regarding the profits interests granted to members of our management, and our 2005 Stock Incentive Plan.

Our Equity Sponsor

        Kelso is a New York based private investment firm founded in 1971. Since 1980, Kelso has acquired over 80 companies, requiring total capital at closing in excess of $21 billion.

The Offering

Common stock offered by us	6,000,000 shares
Common stock to be outstanding immediately after this offering(1)	33,150,000 shares
Underwriters' over-allotment option	900,000 shares
Use of proceeds
We estimate that we will receive net proceeds of approximately $ million from the issuance of new shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering (i) to fund the $63.0 million balance of the purchase price for the two Supramax dry bulk vessels that we have agreed to purchase, (ii) to repay approximately $ million of indebtedness that we incurred under our credit facility, including $7.0 million of indebtedness that we incurred to fund deposits that we paid when we entered into the purchase agreements for those vessels, and (iii) approximately $ million for general corporate and working capital purposes. Please see the section of this prospectus entitled "Use of Proceeds."
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder if the underwriters' over-allotment option is exercised.
Nasdaq National Market	Shares of our common stock are quoted on the Nasdaq National Market under the trading symbol "EGLE."

(1)
The number of shares to be outstanding immediately after this offering is based on 27,150,000 shares of our common stock issued and outstanding as of October 10, 2005 and excludes 2,600,000 shares of our common stock that may be issued under our 2005 Stock Incentive Plan.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 12.

Summary Consolidated Financial Data

        We were incorporated on March 23, 2005 and our predecessor, Eagle Holdings LLC, was formed on January 26, 2005. The following table sets forth our summary consolidated financial data. The summary consolidated financial data as of June 30, 2005 and for the period from January 26, 2005 (inception) to June 30, 3005 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the three months ended June 30, 2005 is derived from our unaudited consolidated financial statements, also included elsewhere in this prospectus. The data presented herein should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before our acquisition of them. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition."

	Three Months ended June 30, 2005	Period from January 26, 2005 (inception) to June 30, 2005
	in thousands, except share and per share data
	(Unaudited)
Consolidated Statement of Operations Data
Revenues, net of commissions	$10,616	$10,616
Vessel Expenses	3,066	3,115
Depreciation	2,021	2,021
General and Administrative Expenses	663	1,420
Management and Other Fees to Affiliates	6,175	6,175
Non-cash Compensation Expense	7,641	7,641

Total Operating Expenses	19,566	20,372

Net Interest Expense	3,139	3,139

Net Loss	$(12,089)	$(12,895)

Basic and Diluted Loss per Common Share	$(0.87)	$(0.96)

Weighted Average Shares Outstanding	13,857,692	13,396,154

Consolidated Cash Flow Data
Net cash from operating activities		1,600
Net cash used in investing activities		(302,242)
Net cash from financing activities		311,613

	As of June 30, 2005
	Actual	As Adjusted (1)	As Further Adjusted (2)
Consolidated Balance Sheet Data
Current assets	$12,463	$8,250
Total assets	317,461	385,961
Total liabilities	94,816	163,316
Long-term debt	88,500	157,000
Stockholders' equity	$222,645	$222,645

(1)
As adjusted to give effect to (i) the refinancing of our term loan facility existing at the time of our initial public offering with our credit facility including the payment of $1.1 million of bank fees; (ii) our purchase of two vessels in July and August 2005; (iii) the increase in our restricted cash balance as required by our credit facility; (iv) our incurrence of $61.5 million of borrowings under our then existing term loan facility to fund the balance of the purchase price for those vessels; and (v) our incurrence of $7.0 million of borrowings under our credit facility to pay the deposit on the purchase price for the two Supramax dry bulk vessels we expect to take delivery of in November and December 2005, respectively.

(2)
As further adjusted to give effect to our issuance and sale of 6,000,000 shares of our common stock in this offering at the public offering price of $         per share and the application of the net proceeds of this offering (i) to fund the $63.0 million balance of the purchase price for the two Supramax dry bulk vessels that we have agreed to purchase, (ii) to repay approximately $       million of indebtedness that we incurred under our credit facility, including indebtedness of $7.0 million incurred to fund deposits that we paid when we entered into the purchase agreements for these vessels and (iii) approximately $     million for general corporate and working capital purposes.

RISK FACTORS

        You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock and cause you to lose all or part of your investment.

Industry Specific Risk Factors

Charter hire rates for dry bulk vessels may decrease in the future, which may adversely affect our earnings

        The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have recently declined from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

        Factors that influence demand for vessel capacity include:

  •
  demand for and production of dry bulk products;

  •
  global and regional economic conditions;

  •
  the distance dry bulk is to be moved by sea; and

  •
  changes in seaborne and other transportation patterns.

        The factors that influence the supply of vessel capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping of older vessels;

  •
  vessel casualties; and

  •
  the number of vessels that are out of service.

        We anticipate that the future demand for our dry bulk vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

        Our ability to recharter our dry bulk vessels upon the expiration or termination of their time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the current state of the dry bulk shipping market. If the dry bulk shipping market is in a period of depression when our vessels' charters expire, we may be forced to re-charter them at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.

        In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facility

        The fair market values of our vessels have generally experienced high volatility. Market prices for secondhand dry bulk vessels have recently been at historically high levels. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to draw down the full amount of our credit facility and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. Please see the section of this prospectus entitled "The International Dry Bulk Shipping Industry" for information concerning historical prices of dry bulk vessels.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results

        If the market values of our vessels, which have recently been at historically high levels, decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

World events could affect our results of operations and financial condition

        Terrorist attacks such as the attacks on the United States on September 11, 2001 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

        We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality will not affect our operating results, as long as our fleet is employed on time charters, if our vessels are employed in the spot market in the future, it could materially affect our operating results and cash available for distribution to our stockholders.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

        The operation of our vessels is affected by the requirements set forth in the United Nation's International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "associated ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "associated ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

        A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

We are a recently formed company and have a limited operating history.

        Our company and our predecessor company, Eagle Holdings LLC, were formed in March 2005 and January 2005, respectively, and we did not own or operate any vessels prior to April 2005. We therefore, have a limited operating history and limited historical financial data on which to evaluate our operations or our ability to implement and achieve our business strategy.

We cannot assure you that our board of directors will declare dividends

        Our policy is to declare quarterly dividends to stockholders in February, April, July and October in amounts that are substantially equal to our available cash from operations during the previous quarter less any cash reserves for drydockings and working capital. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. Although our fleet is currently committed to time charters, the international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

        We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this prospectus. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

        Under the terms of our credit facility, we will not be permitted to pay dividends if there is a default or a breach of a loan covenant. In addition, we are permitted to pay dividends only in amounts up to our EBITDA (as defined in our credit agreement) less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for drydockings. Please see the section of this prospectus entitled "Credit Facility" for more information relating to restrictions on our ability to pay dividends under the terms of our credit facility.

        Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may have difficulty managing our planned growth properly

        The recent formation of our company and our initial public offering and the acquisition and management of the 11 vessels in our operating fleet have imposed, and the expected delivery of our two Supramax vessels in November and December 2005, respectively, as well as additional dry bulk vessels that we may acquire in the future, will impose, significant responsibilities on our management and staff. The addition of these vessels to our fleet may require us to increase the number of our personnel. We will also have to manage our customer base so that we can provide continued employment for our vessels upon the expiration of our existing time charters.

        We intend to continue to grow our business. Our future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating acquisitions;

  •
  enhancing our customer base;

  •
  managing our expansion; and

  •
  obtaining required financing on acceptable terms.

        Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We cannot assure you that we will be able to borrow amounts under our credit facility and restrictive covenants in our credit facility may impose financial and other restrictions on us

        We entered into a senior secured credit facility with The Royal Bank of Scotland plc in July 2005. We used borrowings under the credit facility to refinance a portion of our outstanding indebtedness at the time of our initial public offering in June 2005 and to fund vessel acquisitions. Our ability to borrow future amounts under our credit facility will be subject to the satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. In connection with vessel acquisitions, amounts borrowed may not exceed 60% of the value of the vessels securing our obligations under the credit facility. Our ability to borrow such amounts, in each case, will be subject to our lender's approval of the vessel acquisition. Our lender's approval will be based on the lender's satisfaction of our ability to raise additional capital through equity issuances in amounts acceptable to our lender and the proposed employment of the vessel to be acquired. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the credit facility in connection with a vessel acquisition without obtaining a waiver or consent from the lender.

        The credit facility also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

  •
  pay dividends in amounts exceeding our EBITDA, less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for drydockings;

  •
  change our Chief Executive Officer without the approval of our lender;

  •
  incur additional indebtedness;

  •
  change the flag, class or management of our vessels;

  •
  create liens on our assets;

  •
  sell our vessels;

  •
  merge or consolidate with, or transfer all or substantially all our assets to, another person;

  •
  enter into a new line of business; and

  •
  enter into a time charter or consecutive voyage charters that has a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months.

        In addition, we may not pay dividends if there is a default or a breach of a loan covenant under the credit facility or if the payment of the dividends would result in a default or breach of a loan covenant. Our indebtedness may also be accelerated if we experience a change of control. Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender's interests may be different from ours and we cannot guarantee you that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facility

        Our business strategy contemplates that we repay all or a portion of our acquisition-related debt from time to time with the net proceeds of equity issuances. We cannot assure you that we will be able to refinance our indebtedness through equity offerings or otherwise on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lender could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

If the delivery of either of our two dry bulk vessels that we have agreed to purchase is delayed or if either of the vessels is delivered with significant defects, our earnings and financial condition could suffer

        We expect to take delivery of two Supramax dry bulk vessels in November and December 2005, respectively. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver one or both of these vessels could adversely affect our earnings, our financial condition and the amount of dividends that we pay in the future. In addition, the delivery of either of these vessels to us with substantial defects could have similar consequences.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

        The 11 Handymax dry bulk vessels in our operating fleet and the two Supramax dry bulk vessels that we have agreed to purchase are all secondhand vessels. We also may purchase additional secondhand vessels in the future. While we have the right to inspect previously owned vessels prior to purchase, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

        We derive a significant part of our revenues from a small number of charterers. The charterers' payments to us under their charters are our sole source of revenue. Some of our charterers are privately-owned companies for which limited credit and financial information was available to us in making our assessment of counterparty risk when we entered into our charter. If one or more of these charterers terminates its charter or chooses not to re-charter our vessel or is unable to perform under its charter with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders. In addition, we may be required to change the flagging or registration of the related vessel and may incur additional costs, including maintenance and crew costs if a charterer were to default on its obligations. Our stockholders do not have any recourse against our charterers.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

        Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

        Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into an employment contract with our Chairman and Chief Executive Officer, Sophocles Zoullas. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain "key man" life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

        The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  environmental accidents;

  •
  cargo and property losses or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

  •
  piracy.

        Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance

        We procure insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or decrease our recovery in the event of a loss.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

        In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Although the average age of the 11 Handymax dry bulk vessels in our operating fleet is six years as of September 2005, one of our vessels is 21 years old. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have to pay tax on United States source income, which would reduce our earnings

        Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003.

        Our ability to qualify for this statutory tax exemption after the offering is dependent on certain circumstances related to the ownership of our common stock which are beyond our control and on interpretations of existing Treasury regulations and we can therefore give no assurance that we in fact will be eligible to qualify for exemption under Section 883 after the offering.

        In addition, changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

        If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for such taxable year to a 4% United States federal income tax on our United States-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Based on the current operation of our vessels, if we were subject to this tax, our United States federal income tax liability would be approximately $200,000 per year. However, we can give no assurance that the operation of our vessels, which are under the control of third party charterers, will not change such that our United States federal income tax liability would be substantially higher.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders

        A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        Based on our current and proposed method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders made an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under "Tax Considerations—United States Federal Income Taxation of United States Holders"), such stockholders would be liable to pay United States federal income tax upon excess distributions and upon any gain from the disposition of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. Please see the section of this prospectus entitled "Tax Considerations—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

        If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover these costs or losses and may have to pay drydocking costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

        We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

        Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Risks Relating to Our Common Stock

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock

        The price of our common stock after this offering may be volatile and may fluctuate due to factors such as:

  •
  actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

  •
  mergers and strategic alliances in the dry bulk shipping industry;

  •
  market conditions in the dry bulk shipping industry;

  •
  changes in government regulation;

  •
  shortfalls in our operating results from levels forecast by securities analysts;

  •
  announcements concerning us or our competitors; and

  •
  the general state of the securities market.

        The dry bulk shipping industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

Our largest stockholder will continue to have a significant amount of control over the outcome of matters on which our stockholders are entitled to vote following this offering

        Eagle Ventures, which is controlled by affiliates of Kelso, owns approximately 47% of our outstanding common stock prior to this offering and will own approximately 38.5% of our outstanding common stock after this offering (assuming that the underwriters do not exercise their over-allotment option, and 34.8% if the underwriters exercise their over-allotment option in full). Therefore, Eagle Ventures will continue to have a significant amount of control over the outcome of all matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Eagle Ventures and affiliates of Kelso may be different from your interests.

Future changes in the market price of our common stock could result in our incurring non-cash compensation charges that could lower our earnings

        Members of our management have been awarded profits interests in Eagle Ventures. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-Cash Compensation Charges" for a discussion of these profits interests. These profits interests dilute the interests of the holders of Eagle Ventures and not the interests of holders of our common stock. However, we record non-cash charges in our income statement for compensation to our management's profits interests in Eagle Ventures, which is based on, among other things, changes to the market price of our common stock.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law

        Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of companies incorporated in the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Future sales of our common stock could cause the market price of our common stock to decline

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        We intend to issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 100 million shares of common stock of which 33,150,000 shares will be outstanding immediately after this offering. Following this offering, assuming that the underwriters do not exercise their over-allotment option, Eagle Ventures, our largest stockholder, will own 12,750,000 shares, or approximately 38.5%, of our outstanding common stock. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers and directors, our largest stockholder, Eagle Ventures, and certain of our beneficial stockholders have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us, our executive officers and directors, Eagle Ventures and those beneficial stockholders from offering, selling, contracting to sell or otherwise disposing of our common stock or securities convertible into or exchangeable for our common stock for a period of 90 days after the date of this prospectus without the prior written consent of UBS Securities LLC and Bear, Stearns & Co. Inc. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing 90-day period and ends on the last day of the foregoing 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 90-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, these "lock-up" restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. UBS Securities LLC and Bear, Stearns & Co. Inc. may, in their sole discretion and at any time or from time to time before the expiration of the lock-up period, without notice, release all or any portion of the securities subject to these agreements.

        We have entered into a registration rights agreement with Eagle Ventures pursuant to which we granted it, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements described above, to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by Eagle Ventures. Under the registration rights agreement, Eagle Ventures has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Eagle Ventures has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, shares not registered pursuant to the registration rights agreement may, subject to the lock-up agreements described above, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 under the Securities Act. We refer you to the sections of this prospectus entitled "Certain Relationships and Related Party Transactions—Registration Rights Agreement", "Shares Eligible for Future Sale" and "Underwriting" for further information regarding the circumstances under which additional shares of our common stock may be sold.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

        Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

        These provisions will include:

  •
  authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

  •
  providing for a classified board of directors with staggered, three year terms;

  •
  authorizing vacancies on our board of directors to be filled only by a vote of the majority of directors then in office and specifically denying our stockholders the right to fill vacancies on the board;

  •
  establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

  •
  prohibiting cumulative voting in the election of directors; and

  •
  limiting the persons who may call special meetings of stockholders.

        From and after the time that Eagle Ventures no longer has beneficial ownership of 35% or more of our outstanding common stock, these provisions will also include:

  •
  authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

  •
  prohibiting stockholder action by written consent; and

  •
  establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

        These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

FORWARD-LOOKING STATEMENTS

        This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." All statements in this document that are not statements of historical fact are forward-looking statements. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "anticipate," "estimate," "intend," "project," "forecast," "plan," "potential," "will," "may," "should," "expect" or similar terms.

        Forward-looking statements include, but are not limited to, such matters as:

  •
  our future operating or financial results;

  •
  expectations relating to dividend payments;

  •
  statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

  •
  statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

  •
  our ability to obtain additional financing;

  •
  expectations regarding the availability of vessel acquisitions; and

  •
  anticipating developments with respect to litigation.

        Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $        million from the issuance of new shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering (i) to fund the $63.0 million balance of the purchase price for the two Supramax dry bulk vessels that we have agreed to purchase; (ii) to repay approximately $         million of indebtedness that we incurred under our credit facility, including $7.0 million of indebtedness that we incurred to fund deposits that we paid when we entered into the purchase agreements for those vessels and (iii) approximately $         million for general corporate and working capital purposes.

        Our credit facility had an outstanding balance of $157 million as of October 10, 2005, bears interest at a rate of LIBOR plus a margin of 0.95% and matures in April 2015. We entered into our credit facility in July 2005 to refinance our then existing indebtedness, to fund vessel acquisitions and for general corporate purposes.

        We will not receive any of the net proceeds from the sale of shares by the selling stockholder if the underwriters' over-allotment option is exercised.

DIVIDEND POLICY

        Our policy is to declare quarterly dividends to stockholders in February, April, July and October in amounts that are substantially equal to our available cash from operations during the previous quarter less any cash reserves for drydockings and working capital.

        Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We intend to grow our business through timely and selective acquisitions of additional vessels in a manner that is accretive to earnings and dividends per share. We currently have an agreement to acquire two Supramax dry bulk vessels which we intend to fund with the net proceeds of this offering. Our stockholders will not experience the full accretive effect of our application of the net proceeds of this offering until these vessels are acquired and begin to earn charter hire. The issuance of shares in this offering will therefore be dilutive to earnings per share to our existing stockholders until our expected acquisitions are completed.

        We expect to fund our future vessel acquisitions with borrowings under our credit facility. In times when we make acquisitions, our board of directors may limit our dividends per share to the amount that we would have been able to pay if all or a portion of our acquisition related debt had been financed with equity such that (i) our available cash from operations, as determined by our board of directors, would be increased by the amount of interest expense incurred on account of the debt deemed to have been financed with equity during the related period, and (ii) the number of shares outstanding would be deemed to include an additional number of shares, which, if issued, would have generated net proceeds that would have been sufficient to have allowed us to repay the debt deemed to have been financed with equity as of the beginning of the related period (based on the market price of our common stock as of the determination date).

        Since our initial public offering, which we completed on June 28, 2005, we have declared a dividend of $0.54 per share on October 5, 2005, which is payable on or about October 31, 2005, to stockholders of record on October 17, 2005, representing the results of our operations for the third quarter of 2005. Purchasers of shares of our common stock in this offering will not receive this dividend. While we cannot assure you that we will do so, and subject to the limitations set forth above and in the sections of this prospectus entitled "Dividend Policy" and "Risk Factors," we expect to declare a dividend of $0.57 per share in respect of the fourth quarter of 2005 in February 2006. Since we will not experience the full accretive effect of the acquisition of the two Supramax dry bulk vessels until the second vessel is delivered and placed in service in December 2005, we may fund up to $1.5 million of our dividend in respect of the fourth quarter of 2005 from our excess working capital. Notwithstanding the foregoing, we may incur expenses or liabilities, including unbudgeted or extraordinary expenses, or decreases in revenues, including as a result of unanticipated off-hire days or a loss of a vessel, that could reduce or eliminate the amount of cash that we have available for distribution as dividends.

        We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such non-corporate United States stockholders will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. We note that legislation has been introduced in the United States Senate that, if enacted in its present form, would preclude dividends received after the date of enactment from qualifying as "qualified dividend income." Please see the section of this prospectus entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

        The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared, if any, will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. Although our fleet is currently committed to time charters, the international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

        We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this prospectus. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends.

        Our credit facility permits us to pay dividends in amounts up to our EBITDA (as defined in our credit agreement) less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for dry-docking, provided that there is not a default or breach of loan covenant under the credit facility and the payment of the dividends would not result in a default or breach of a loan covenant. Please see the section of this prospectus entitled "Credit Facility" for more information relating to restrictions on our ability to pay dividends under the terms of our credit facility.

        Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

PRICE RANGE OF OUR COMMON STOCK

        The trading market for shares of our common stock is the Nasdaq National Market, on which our shares are quoted under the symbol "EGLE." The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering of common stock at $14.00 per share on June 23, 2005, as reported by the Nasdaq National Market:

For the period:	High	Low
June 23, 2005 to June 30, 2005	$13.50	$12.90
July 1, 2005 to September 30, 2005	$17.57	$12.36
October 3, 2005 to October 17, 2005	$17.74	$15.95

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of June 30, 2005:

  •
  on an actual basis;

  •
  as adjusted to give effect to (i) the refinancing of our term loan facility existing at the time of our initial public offering with our credit facility; (ii) our purchase of two vessels in July and August 2005; (iii) our incurrence of $61.5 million of borrowings under the then existing term loan facility to fund the balance of the purchase price for these vessels; and (iv) our incurrence of $7.0 million of borrowings under our credit facility to pay the deposit on the purchase price for the two Supramax dry bulk vessels we expect to take delivery of in November and December 2005; and

  •
  as further adjusted to give effect to our issuance and sale of 6,000,000 shares of our common stock in this offering at the public offering price of $        per share and the application of a portion of the net proceeds of this offering to repay $         million of outstanding indebtedness under our credit facility, including $7.0 million of indebtedness that we incurred to fund deposits that we paid when we entered into the purchase agreements for these vessels. We intend to use the remainder of the net proceeds of this offering to fund the $63.0 million balance of the purchase price for these vessels and for general corporate and working capital purposes. See "Use of Proceeds."

        You should read this table in conjunction with the combined financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As Adjusted	As Further Adjusted
Debt:
Secured bank debt	$88,500,000	$157,000,000

Total debt	88,500,000	157,000,000

Stockholders' equity:
Preferred stock $.01 par value 25,000,000 authorized, none issued and outstanding	—	—
Common stock, $.01 par value 100,000,000 shares authorized; 27,150,000 shares issued and outstanding, actual and as adjusted and 33,150,000 shares issued and outstanding, as further adjusted	271,500	271,500
Additional paid in capital	234,742,299	234,742,299
Accumulated other comprehensive income	525,603	525,603
Accumulated deficit	(12,894,752)	(12,894,752)

Total stockholders' equity	222,644,645	222,644,645

Total capitalization	$311,144,645	$379,644,645

SELECTED CONSOLIDATED FINANCIAL DATA

        We were incorporated on March 23, 2005 and our predecessor, Eagle Holdings LLC, was formed on January 26, 2005. The following table sets forth our selected consolidated financial data. The selected consolidated financial data as of June 30, 2005 and for the period from January 26, 2005 (inception) to June 30, 3005 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the three months ended June 30, 2005 is derived from our unaudited consolidated financial statements, also included elsewhere in this prospectus. The data presented herein should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before our acquisition of them. Please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition."

	Three Months ended June 30, 2005	Period from January 26, 2005 (inception) to June 30, 2005
	in thousands, except share and per share data
	(Unaudited)
Consolidated Statement of Operations Data
Revenues, net of commissions	$10,616	$10,616
Vessel Expenses	3,066	3,115
Depreciation	2,021	2,021
General and Administrative Expenses	663	1,420
Management and Other Fees to Affiliates	6,175	6,175
Non-cash Compensation Expense	7,641	7,641

Total Operating Expenses	19,566	20,372

Net Interest Expense	3,139	3,139

Net Loss	$(12,089)	$(12,895)

Basic and Diluted Loss per Common Share	$(0.87)	$(0.96)

Weighted Average Shares Outstanding	13,857,692	13,396,154

Consolidated Cash Flow Data
Net cash from operating activities		1,600
Net cash used in investing activities		(302,242)
Net cash from financing activities		311,613
	As of June 30, 2005
	Actual	As Adjusted (1)	As Further Adjusted (2)
Consolidated Balance Sheet Data
Current assets	$12,463	$8,250
Total assets	317,461	385,961
Total liabilities	94,816	163,316
Long-term debt	88,500	157,000
Stockholders' equity	$222,645	$222,645

(1)
As adjusted to give effect to (i) the refinancing of our term loan facility existing at the time of our initial public offering with our credit facility including the payment of $1.0 million of bank fees; (ii) our purchase of two vessels in July and August 2005 (iii) the increase in our restricted cash balance as required by our credit facility; (iv) our incurrence of $61.5 million of borrowings under our then existing term loan facility to fund the balance of the purchase price for those vessels; and

  (v) our incurrence of $7.0 million of borrowings under our credit facility to pay the deposit on the purchase price for the two Supramax vessels we expect to take delivery of in November and December 2005, respectively.

(2)
As further adjusted to give effect to our issuance and sale of 6,000,000 shares of our common stock in this offering at the public offering price of $         per share and the application of the net proceeds of this offering to (i) fund the $63.0 million balance of the purchase price for the two Supramax dry bulk vessels that we have agreed to purchase, (ii) to repay approximately $       million of indebtedness that we incurred under our credit facility, including indebtedness of $7.0 million incurred to fund deposits that we paid when we entered into the purchase agreements for these vessels and (iii) approximately $     million for general corporate and working capital purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

General

        We are Eagle Bulk Shipping Inc., a Marshall Islands corporation headquartered in New York City. We are the largest U.S. based owner of Handymax dry bulk vessels. Handymax dry bulk vessels range in size from 35,000 to 60,000 deadweight tons, or dwt, and transport a broad range of major and minor bulk cargoes, including iron ore, coal, grain, cement and fertilizer, along worldwide shipping routes. We own and operate a modern fleet of 11 Handymax dry bulk vessels and we have agreed to purchase two additional secondhand Supramax dry bulk vessels from an unrelated third party. We expect to take delivery of these two additional vessels in November and December 2005, respectively. In addition, we are currently negotiating with several parties for the purchase of one additional Supramax dry bulk vessel. However, we cannot assure you that we will be successful in reaching terms for the purchase of an additional vessel.

        Seven of the 11 vessels in our operating fleet and the two additional vessels that we have agreed to purchase are classed as Supramax dry bulk vessels. Supramax dry bulk vessels, which range in size from 50,000 dwt to 60,000 dwt, are a class of Handymax vessels. These vessels have the cargo loading and unloading flexibility of on-board cranes while offering cargo carrying capacities approaching that of Panamax dry bulk vessels, which range in size from 60,000 to 80,000 dwt and must rely on port facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to potential charterers. The 11 vessels in our operating fleet have a combined carrying capacity of 540,857 dwt and an average age of only 6 years as of September 30, 2005. Upon the delivery of our two Supramax dry bulk vessels, which we expect to be completed by mid-December 2005, our fleet will have a combined carrying capacity of 643,980 dwt and an average age of only 5.5 years, as compared to an average age for the world Handymax dry bulk fleet of over 15 years.

        Our strategy is to charter our vessels primarily pursuant to one- to three-year time charters to allow us to take advantage of the stable cash flow and high utilization rates that are associated with medium- to long-term time charters. We have entered into time charters for all of our vessels, which have an average length of approximately one and a half years and an average daily rate of approximately $23,800. In addition, we have arranged time charters for each of the two additional vessels we expect to take delivery of in November and December 2005 that will last from 24 to 26 months at daily rates of $24,000. Each of these charters is scheduled to commence immediately upon the delivery of the respective vessel to us. For the years 2005 and 2006, 100% and 78%, respectively, of our fleet's available days are committed on time charters, assuming that our charterers redeliver the vessels to us upon the earliest redelivery date under the charters.

Factors Affecting Our Results of Operations and Our Results of Operations for the Three-Months Ended June 30, 2005

        We believe that the important measures for analyzing future trends in our results of operations consist of the following:

Three Months ended June 30, 2005
Ownership Days	490
Available Days	479
Operating Days	477
Fleet Utilization	99.6%
  •
  Ownership days:  We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

  •
  Available days:  We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to vessel familiarization upon acquisition, scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

  •
  Operating days:  We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

  •
  Fleet utilization:  We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

  •
  TCE rates.  We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

  Voyage and Time Charter Revenue

        Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of the daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

  •
  the duration of our charters;

  •
  our decisions relating to vessel acquisitions and disposals;

  •
  the amount of time that we spend positioning our vessels;

  •
  the amount of time that our vessels spend in dry-dock undergoing repairs;

  •
  maintenance and upgrade work;

  •
  the age, condition and specifications of our vessels;

  •
  levels of supply and demand in the dry bulk shipping industry; and

  •
  other factors affecting spot market charter rates for dry bulk carriers.

        As is common in the shipping industry, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Net revenues for the three month period ended June 30, 2005 of $10,615,879 included brokerage commissions of $665,532 and $205,000 in amortization of prepaid charter revenue. For the three month period ended June 30, 2005, 100% of our revenues were earned from time charters.

  Voyage Expenses

        To the extent that we employ our vessels on voyage charters, we will incur expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels. We expect that port and canal charges and bunker expenses will represent a relatively small portion of our vessels' overall expenses because all our vessels are currently employed under time charters that require the charterer to bear all of those expenses

  Vessel Operating Expenses

        Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, other miscellaneous expenses, and technical management fees. For the three month period ended June 30, 2005, total vessel expenses incurred amounted to $3,066,188. These expenses included $1,513,339 in vessel operating costs, $1,187,551 in delivery and pre-operating costs associated with the take-over of the acquired vessels including providing the newly acquired vessels with initial provisions and stores, and $365,298 in costs associated with vessel onboard inventory stocks.

        With regard to vessel operating expenses, we have entered into management agreements for each of our vessels with V. Ships Management Ltd., our independent technical manager. In conjunction with our management, V. Ships has established an operating expense budget for each vessel and performs the technical management of our vessels. All deviations from the budgeted amounts are for our account.

        We pay our technical manager, V. Ships, a fixed management fee of $8,333 per month for each vessel in our operating fleet in respect of which it provides technical management services. These fees are included in Vessel Operating Expenses. Technical management services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging dry-docking and repairs, purchasing stores, supplies, spare parts and new equipment, appointing supervisors and technical consultants and providing technical support.

        Our vessel operating expenses, which generally represent costs under the vessel operating budgets, cost of insurance and vessel registry and other regulatory fees, will increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, may also cause these expenses to increase, including, for instance, developments relating to market prices for insurance and lubricants.

  Depreciation and Amortization

        The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard to the original owner. Furthermore, we estimate the residual values of our vessels to be $150 per lightweight ton, which we believe is common in the dry bulk shipping industry. Our depreciation charges will increase as our fleet is enlarged which will also lead to an increase of ownership days. For the three month period ended June 30, 2005, total depreciation charges recorded amounted to $2,020,572.

        Amortization expense for the three months ended June 30, 2005 amounted to $1,130,713 which relates to financing costs associated with the existing term loan.

  General and Administrative Expenses

        General and Administrative Expenses for the three-months ended June 30, 2005 amounted to $663,034. We incur general and administrative expenses, which include recurring costs relating to our onshore vessel related expenses such as legal and professional expenses and administrative and other expenses. These recurring administrative costs which amounted to $363,327 in the three months ended June 30, 2005 included payroll and expenses relating to our executive officers, office rent and expenses and directors and officers insurance. We expect general and administrative expenses to increase as our fleet is enlarged. General and Administrative expenses also include non-recurring costs relating to the formation of our company and related advisory costs, and these costs amounted to $299,707 for the three months ended June 30, 2005.

  Non-Cash Compensation Charges

        Members of our management have been awarded profits interests (and in the future others having senior management and/or strategic planning-type responsibilities may be awarded similar profits interests) in Eagle Ventures that may entitle such persons to an economic interest of up to 16.7% on a fully diluted basis (assuming all profits interests were vested) in any appreciation in the value of the assets of Eagle Ventures (including shares of the our common stock owned by Eagle Ventures when sold). In all, one-fourth of the profits interests are service-related and vest in equal three-month installments over four years (the vesting of such service-related profits interests is subject to continued employment with Eagle Ventures or its affiliates at the end of each such three-month period), and the remaining profits interests are performance-related. Pursuant to an amendment to the Eagle Ventures limited liability company agreement, 44% of the performance-related profits interests became fully vested upon the consummation of our initial public offering (or an economic interest in approximately 6.2% of the appreciation of the assets of Eagle Ventures on a fully diluted basis taking into account the vesting of only such profits interests), and the remaining portion of the performance-related profits interests will vest based on affiliates of Kelso achieving certain multiples on their original indirect investment in us, subject to an internal rate of return minimum. Retention of the non-accelerated performance-related profits interests is subject to continued employment with Eagle Ventures or its affiliates.

        The vesting of profits interests may be further accelerated in the future by the compensation committee of Eagle Ventures. These profits interests will dilute only the interests of owners of Eagle Ventures, and will not dilute direct holders of our common stock. However, our income statement reflects non-cash charges for compensation related to the profits interests.

        For the three months ended June 30, 2005, we recorded a non-cash compensation charge of $7.6 million, of which approximately $7.2 million related to the portion of the performance-related profits interests that vested upon consummation of our initial public offering. The remaining $0.4 million non-cash compensation charge was taken as a result of the service-related and non-accelerated performance-related profits interests. We are recording compensation charges relating to the service-related profits interests over four years. The non-accelerated performance related profits interests vest based on affiliates of Kelso achieving certain multiples on their original investment in the assets of Eagle Ventures through the receipt of distributions from Eagle Ventures. The vesting occurs ratably upon achieving a return on investment ranging from two times to four times the original investment. To calculate the non-cash compensation charge that is reflected in our income statement for the non-accelerated performance-related profits interests, we have assumed that these profits interests will vest four years after their issuance. We therefore record compensation charges relating to such profits interests over four years.

        The total non-cash compensation charge for the third quarter of 2005 for the service-related profits interests and performance-related profits interest will be approximately $3.7 million based on the closing price of shares of our common stock on September 30, 2005 of $17.15 per share. If the December 31, 2005 stock price is $17.15 per share (the stock price at September 30, 2005), the total non-cash compensation charge for the fourth quarter of 2005 for the service related profits interests and performance related profits interests will be approximately $1.0 million.

        The non-cash compensation charge will be recorded as an expense over the estimated service period in accordance with SFAS No. 123(R). The non-cash compensation charges will be based on the fair value of the profits interests which will be "marked to market" at the end of each reporting period. The impact of any changes in the estimated fair value of the profits interests will be recorded as a change in estimate cumulative to the date of change. The impact on the amortization of the compensation charge of any changes to the estimated vesting periods for the performance-related profits interests will be adjusted prospectively as a change in estimate.

  Financial Advisory Fees

        We have recorded an expense of $5,175,046 in the second quarter of 2005 in connection with an investment banking and financial advisory fee paid to Kelso and certain non-management affiliates of Eagle Ventures pursuant to the financial advisory agreement that we entered into with Kelso. This fee was payable in connection with Kelso assisting us in our formation, strategic planning, obtaining debt and equity financing and acquiring vessels. In addition, we have recorded an expense of $1,000,000 for a payment made to Kelso in connection with the termination of certain of our obligations under the financial advisory agreement including our obligation to pay an annual $500,000 fee thereunder.

  Interest and Finance Costs

Three Months ended June 30, 2005
Loan Interest	$1,353,306
Commitment Fees	141,355
Eagle Ventures Note	608,222
Amortization of Arrangement Fees	1,130,713

Total Interest Expense	$3,233,596

        At the time of our initial public offering, we had a term loan facility with an aggregate principal balance of $185,950,000. Concurrent with our initial public offering, we repaid $125,950,000 of the principal balance with a portion of the net proceeds of the offering. Subsequent to our initial public offering, we borrowed $28,500,000 to fund the balance of the purchase price of the M/V Peregrine. From the facility's inception through June 30, 2005, interest rates ranged from 4.10% to 4.30%, including margins of 0.95% over the LIBOR. The weighted average effective interest rate was 4.15%.

        During the three month period ended June 30, 2005, we incurred $608,222 in interest costs associated with the promissory note in the amount of $58,730,434 issued in favor of Eagle Ventures. Please see "Certain Relationships and Related Party Transactions—Eagle Ventures Promissory Note." Concurrent with our initial public offering, this note along with related interest charges was paid in full.

        Subsequent to June 30, 2005, the outstanding balance of $88,500,000 under the term loan facility was refinanced with a new ten year $330,000,000 credit facility. Upon receiving the commitment letter for the credit facility we paid $150,000 towards facility arrangement fees which is recorded under Deferred Financing Costs. Subsequent to June 30, 2005, we took delivery of our tenth and eleventh vessels. The acquisitions of these vessels were funded in part with borrowings of $61.5 million under the credit facility. In September 2005, we borrowed $7.0 million under our credit facility to fund deposits that we paid when we entered into the purchase agreements for the two Supramax vessels we expect to take delivery of in November and December 2005. We expect to repay this indebtedness with a portion of the net proceeds of this offering. We expect to incur interest expense and additional financing costs under our credit facility in connection with debt incurred to finance future vessel acquisitions.

        We have entered into interest rate swaps to effectively convert a portion of our debt from a floating to a fixed-rate basis. The swaps are designated and qualify as cash flow hedges. As of June 30, 2005 we have entered into an interest rate swap contract for a notional amount of $100,000,000. This contract commenced in September 2005 and matures in September 2010. Exclusive of a margin of 0.95%, we will pay 4.22% fixed-rate interest and receive floating-rate interest amounts based on three month LIBOR settings (for a term equal to the swaps' reset periods). We record the fair value of the interest rate swap as an asset or liability in our balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income (loss) of our balance sheet. Accordingly, $525,603 has been recorded in Other Assets in our financial statements as of June 30, 2005.

        In July 2005, we entered into an interest rate swap agreement with a notional amount of $30,000,000 which commenced in September 2005 and matures in September 2010. Exclusive of a margin of 0.95%, we will pay 4.54% fixed-rate interest and receive floating-rate interest amounts based on three month LIBOR settings.

Lack of Historical Operating Data for Vessels Before their Acquisition

        Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

        Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

        We have entered into new time charters with the existing charterers of the two additional vessels that we have agreed to acquire, that are effective on the delivery of those vessels to us by the sellers. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operation expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. In the event that the market charter rates relating to the two additional vessels we have agreed to purchase are lower than the contracted charter rates at the time of their respective deliveries to us, our net earnings for the remainder of the terms of the charters may be adversely affected although our cash flows will not be so affected.

        We have entered into new charter contracts with our customers that commence upon delivery of the vessels to us. When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

  •
  obtain the charterer's consent to us as the new owner;

  •
  obtain the charterer's consent to a new technical manager;

  •
  obtain the charterer's consent to a new flag for the vessel;

  •
  arrange for a new crew for the vessel;

  •
  replace all hired equipment on board, such as gas cylinders and communication equipment;

  •
  negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

  •
  register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

  •
  implement a new planned maintenance program for the vessel; and

  •
  ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

        The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

        Our business is comprised of the following main elements:

  •
  employment and operation of our Handymax dry bulk vessels; and

  •
  management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Handymax dry bulk vessels.

        The employment and operation of our vessels require the following main components:

  •
  vessel maintenance and repair;

  •
  crew selection and training;

  •
  vessel spares and stores supply;

  •
  contingency response planning;

  •
  onboard safety procedures auditing;

  •
  accounting;

  •
  vessel insurance arrangement;

  •
  vessel chartering;

  •
  vessel hire management;

  •
  vessel surveying; and

  •
  vessel performance monitoring.

        The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

  •
  management of our financial resources, including banking relationships, such as administration of bank loans and bank accounts;

  •
  management of our accounting system and records and financial reporting;

  •
  administration of the legal and regulatory requirements affecting our business and assets; and

  •
  management of the relationships with our service providers and customers.

        The principal factors that affect our profitability, cash flows and stockholders' return on investment include:

  •
  rates and periods of charter hire;

  •
  levels of vessel operating expenses;

  •
  depreciation expenses; and

  •
  financing costs.

Principal Factors that Affect Our Business

        The principal factors that affect our financial position, results of operations and cash flows include:

  •
  charter market rates, which have recently increased to historic highs, and periods of charter hire;

  •
  vessel operating expenses and voyage costs, which are incurred primarily in U.S. dollars;

  •
  depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives; and

  •
  financing costs related to our indebtedness.

        The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgements. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

        This forward-looking financial information has been prepared by us, and is our responsibility. Ernst & Young LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect to this forward-looking information. The Ernst & Young LLP report included in this prospectus relates to our historical financial information and does not extend to the forward-looking information presented below.

        You should read the following discussion together with the information contained in the table of vessel information under "Business—Our Fleet." The daily charter hire rates detailed in that table under "Daily Time Charter Hire Rate" are fixed rates and all detailed vessels are employed under time charters. Revenues from long-term charters are stable over the duration of the charter, provided there are no unexpected off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

        Our strategy is to employ vessels on time charters in order to generate stable cash flow over a period of time. The average remaining term under our existing time charters on the 11 vessels in our operating fleet is approximately one and a half years with fixed charter hire rates. We will evaluate procuring loss of hire insurance for our fleet.

        Our total daily revenue under existing charter agreements for the 11 vessels in our operating fleet is $261,450 per day. We estimate that our vessels operate 358 days per year which is a level commonly used as an industry average for modern vessels. The seven days of non-operation per year are to provide for time spent in drydock and off-hire time. Should a vessel be operational for 350 days, instead of 358 days in any year, charter income for that vessel would decrease by 2.2%. An average 2.2% decrease for the vessels comprising our fleet would result in an annualized decrease of revenues by $2.1 million to $91.5 million.

        Brokers' commissions generally range from 1.25% to 6.25% of the total daily charter hire rate. The effective commission rate on the current charters for the 11 vessels in our operating fleet vessels is approximately 5%.

        With regard to vessel operating expenses, we have entered into management agreements for each of our vessels with V.Ships, our independent technical manager. In conjunction with our management, V. Ships has established an operating expense budget for each vessel. These are budgets only. Any actual amounts incurred in excess of the budgeted amounts are for our account.

        The main factors that could increase vessel operating expenses are crew salaries, insurance premiums, which we arrange, spare parts orders, repairs that are not covered under insurance policies and lubricants. We estimate a cost of inflation increase in vessel operating expenses of 2% per annum. We cannot guarantee that increases in vessel operating expenses will be limited to this amount or to the hypothetical amount set forth below.

        Vessel operating expenses consist principally of crewing, consumables, spare parts, repairs and maintenance, classification society surveys and insurance. Including budgeted items provided by V.Ships and insurance which we have arranged, we estimate daily operating expense for the 11 vessels in our operating fleet of $38,500. A hypothetical 5% increase in operating expenses would result in an annualized increase in vessel operating costs of approximately $0.7 million. Almost all of our expenses are in U.S. dollars.

        V. Ships' management fees will be approximately $3,014 per day for the 11 vessels in our operating fleet. A hypothetical 5% increase in those fees would result in an annualized increase in management fees of approximately $0.1 million.

Liquidity and Capital Resources

        Prior to our initial public offering, we funded our initial capital requirements with equity contributions, borrowings from Eagle Ventures and borrowings under our then existing term loan facility. As of June 30, 2005, Eagle Ventures had provided us with $40,843,662 in equity contributions, $58,730,404 in debt financing in the form of a promissory note, and we borrowed a total of $214,450,000 under our then existing term loan facility in connection with vessel acquisitions. Our initial public offering was completed on June 28, 2005 and raised a total of $201,600,000, providing us with net proceeds of $186,529,290. We used the net proceeds from that offering primarily to repay the Eagle Ventures' promissory note in full along with accrued interest of $608,222, to repay $125,950,000 of outstanding principal under the then existing term loan facility and to pay a $1,000,000 one time fee to Kelso to terminate certain of our obligations under a financial advisory agreement with Kelso.

        In connection with our initial public offering, we entered into a new credit facility with The Royal Bank of Scotland plc to refinance the remaining portion of our outstanding indebtedness under the then existing term loan facility, fund vessel acquisitions and provide funds for working capital purposes. We borrowed $7.0 million under the credit facility to fund deposits that we paid when we entered into the purchase agreements for the two Supramax vessels which we expect to take delivery of in November and December 2005, respectively.

        Upon consummation of this offering, and after giving effect to the application of a portion of the net proceeds therefrom to repay existing indebtedness, we expect to have $     million outstanding under the credit facility.

        As of June 30, 2005, our cash balance was $10,970,963. In addition, $4,000,000 in cash deposits are maintained with our lender for loan compliance purposes and this amount is recorded in Restricted Cash in our financial statements. We anticipate that internally generated cash flow and, if necessary, borrowings under our credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements, for at least the next 12 months. We have the ability to borrow up to $10 million under our credit facility for working capital purposes.

        It is our intention to fund our future acquisition related capital requirements initially through borrowings under our credit facility or the net proceeds of future equity issuances and to repay all or a portion of such borrowings from time to time with the net proceeds of equity issuances. We believe that funds will be available to support our growth strategy, which involves the acquisition of additional vessels, and will allow us to pay dividends to our stockholders as contemplated by our dividend policy. Our policy is to declare quarterly dividends to stockholders in February, April, July and October in amounts that are substantially equal to our available cash from operations during the previous quarter less any cash reserves for dry-docking and working capital. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.

Credit Facility

        We entered into a senior secured credit facility with The Royal Bank of Scotland plc in July 2005. The credit facility has been used to refinance our indebtedness under our then existing term loan facility, to fund vessel acquisitions and for working capital requirements. The credit facility has a facility limit of $330 million and a term of ten years. We are permitted to borrow up to $180 million, which amount includes amounts borrowed for working capital purposes as described below, in connection with future acquisitions of dry bulk carriers between 25,000 dwt and 85,000 dwt that are not older than

10 years. We will also be permitted to borrow up to $10 million at any one time for working capital purposes during an initial period of 18 months from the first draw down date, after which time our ability to borrow amounts for working capital purposes will be subject to review and reapproval on an annual basis.

        Under the terms of the revolving credit agreement, the facility is available in full for five years and there are no principal repayment obligations for the first five years. Over the remaining period of five years, the facility will reduce in semi-annual amounts of $20.5 million with a final reduction of $125 million occurring simultaneously with the last semi-annual reduction. The facility bears interest at LIBOR plus a margin of 0.95%. We incur a commitment fee of 0.4% per annum on the unused portion of the revolving loan on a quarterly basis. We also incurred an arrangement fee of $1,200,000 of which $150,000 was paid upon our acceptance of the commitment letter and recorded under Deferred Financing Costs in the financial statements as of June 30, 2005. The balance of the arrangement fee was paid upon the closing of the facility subsequent to the period ended June 30, 2005.

        Our ability to borrow amounts under the credit facility will be subject to the satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. In connection with vessel acquisitions, amounts borrowed may not exceed 60% of the value of the vessels securing our obligations under the credit facility. Our ability to borrow such amounts, in each case, are subject to our lender's approval of the vessel acquisition. Our lender's approval will be based on the lender's satisfaction of our ability to raise additional capital through equity issuances in amounts acceptable to our lender and the proposed employment of the vessel to be acquired.

        Our obligations under the credit facility are secured by a first priority mortgage on each of the vessels in our fleet and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation. Our credit facility also limits our ability to create liens on our assets in favor of other parties. We may grant additional security from time to time in the future.

        The credit facility contains financial covenants requiring us, among other things, to ensure that:

  •
  the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility, as determined by an independent shipbroker on a charter free basis, at all times exceeds 130% of the aggregate principal amount of debt outstanding under the credit facility and the notional or actual cost of terminating any related hedging arrangements;

  •
  our total assets minus our debt will not be less than $150 million;

  •
  our EBITDA, as defined in the credit agreement, will at all times be not less than 2x the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period; and

  •
  we maintain with the lender $500,000 per vessel in addition to an amount adequate to meet anticipated capital expenditures for the vessel over a 12 month period.

        For the purposes of the credit facility, our "total assets" are defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements, except that the value of any vessels in our fleet that secure our obligations under the credit facility will be measured by their fair market value rather than their carrying value on our consolidated balance sheet.

        Our credit facility permits us to pay dividends in amounts up to our EBITDA, less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for dry-docking, provided that there is not a default or breach of loan covenant under the credit facility and the payment of the dividends would not result in a default or breach of a loan covenant.

Contractual Obligations

        The following table sets forth our expected contractual obligations and their maturity dates as of June 30, 2005:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. dollars)
Bank Loans (1)	$—	$—	$—	$88,500	$$88,500
Vessel purchase agreements (2)	133,160	—	—	—	133,160
Office lease (3)	50	—	—	—	50

Total	$133,210	$—	$—	$88,500	$221,710

(1)
The above excludes interest, which based on the balance at June 30, 2005 of $88,500,000 after consideration of the interest rate swaps would be $4,575,000 per year. Subsequent to June 30, 2005 the above amounts have been repaid in full with a portion of the proceeds of our $330 million credit facility. See "Credit Facility."

(2)
The total purchase price for the two vessels that were delivered subsequent to June 30, 2005 was $70.1 million, of which we had paid $7.0 million as of June 30, 2005. Subsequent to June 30, 2005, we took deliveries of these two vessels and paid the $63.16 million balance of the purchase price that was due on those vessels. The total purchase price for our two Supramax dry bulk vessels that we expect to take delivery of in November and December 2005 is $70.0 million. In September 2005 we paid $7.0 million in the form of deposits on the purchase price and will pay the balance upon their deliveries to us.

(3)
We occupy office space on a month-to-month basis. We expect that the cost through the year ended December 31, 2005 to be less than $50,000.

Capital Expenditures

        We make capital expenditures from time to time in connection with our vessel acquisitions. Our recent vessel acquisitions consist of eleven Handymax dry bulk vessels with a total contract price of $365.2 million. We have also paid deposits of $7.0 million on the purchase price for our two undelivered Supramax dry bulk vessels. We funded our acquisitions of our first eleven vessels and our deposits on our remaining two vessels with a combination of equity contributions that we received from Eagle Ventures, borrowings under our credit facilities and debt incurred under a promissory note that we issued to Eagle Ventures. Our current commitments for capital expenditures relate to our two undelivered Supramax dry bulk vessels, which have a total contract price of $70.0 million. We are scheduled to take delivery of these vessels in November and December 2005, respectively, and intend to fund the $63.0 million balance of the purchase price with a portion of the net proceeds of this offering.

        In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures in 2006 when seven of the thirteen vessels in our fleet are drydocked. We anticipate that this process of recertification will require us to reposition these vessels from a discharge port to shipyard facilities, which we believe will reduce our available days and operating days during the period. We believe that the funding of these requirements will be met with cash from operations.

Off-balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Qualitative and Quantitative Market Risk

  Interest Rate Risk

        We are exposed to market risk from changes in interest rates, which could impact our results of operations and financial condition. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We expect to manage this exposure to market risk through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We expect to use interest rate swaps to manage net exposure to interest rate changes related to our borrowings and to lower our overall borrowing costs.

        As of June 30, 2005, our debt consisted of $88,500,000 in term loans under bank mortgage agreements at a margin plus variable rates above the LIBOR. From the facility's inception through June 30, 2005, rates ranged from 4.10% to 4.30% (including margins). The weighted average effective interest rates was 4.15%. In July 2005, we refinanced the term loans with a new revolving credit facility.

        We entered into interest rate swaps to effectively convert a portion of our debt from a floating to a fixed-rate basis. The swaps are designated and qualify as cash flow hedges. As of June 30, 2005 we had entered into an interest rate swap contract for a notional amount of $100,000,000. This contract commenced in September 2005 and matures in September 2010. Exclusive of a margin of 0.95%, we will pay 4.22% fixed-rate interest and receive floating-rate interest amounts based on three month LIBOR settings (for a term equal to the swaps' reset periods). We record the fair value of the interest rate swap as an asset or liability on the balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income (loss) of our balance sheet. At June 30, 2005, we recorded an asset of $525,603 which is included in Other Assets in the accompanying balance sheet.

        In July 2005, we entered into an interest rate swap agreement with a notional amount of $30,000,000 which commenced in September 2005 and matures in September 2010. Exclusive of a margin of 0.95%, we will pay 4.54% fixed-rate interest and receive floating-rate interest amounts based on three month LIBOR settings.

  Currency and Exchange Rates

        We generate all of our revenues in U.S. dollars. The majority of our operating expenses and the entirety of our management expenses are also in U.S. dollars. We do not intend to use financial derivatives to mitigate the risk of exchange rate fluctuations.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations is based upon our consolidated interim financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

  Depreciation

        We record the value of our vessels at their cost less accumulated depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 28 years from date of initial delivery from the shipyard to the original owner. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton, which we believe is common in the dry bulk shipping industry. An increase in the useful life of a dry bulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective.

  Impairment of Long-lived Assets

        We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis.

  Deferred Drydock Cost

        We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We will capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs.

  Vessel Acquisitions

        Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. We value any asset or liability arising from the market value of the time charters assumed when an acquired vessel is delivered to us. When the time charters assumed are above market charter rates, the difference between the market charter rate and assumed charter rate is recorded as Prepaid Charter Revenue. When the time charters assumed are below market charter rates, the difference between the market charter rate and assumed charter rate is recorded as Deferred Revenues. Such assets and liabilities are amortized to revenue over the remaining period of the time charters.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

        The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry Shipping Consultants, or Drewry, and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

Bulk Carrier Industry Overview

        The marine industry is a vital link in international trade, with ocean-going vessels representing the most efficient, and often the only method of transporting large volumes of basic commodities and finished products. In 2004, approximately 2.49 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

        Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Dry bulk cargo is generally categorized as either major bulk or minor bulk. Major bulk cargo constitutes the vast majority of dry bulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor bulk cargo includes products such as agricultural products, mineral cargoes (including metal concentrates), cement, forest products and steel products and represents the balance of the dry bulk industry. Other dry cargo is categorized as container cargo, which is cargo shipped in 20 or 40-foot containers and includes a wide variety of finished products, and non-container cargo, which includes other dry cargoes that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

        The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals. The breakdown of seaborne trade by main commodity type is indicated in the following table.

World Seaborne Trade in 2004

	Tons	% Total
	(Millions)
All Cargo
Dry Bulk	2,487	35.0%
Liquid (Oils/Gases/Chemicals)	3,239	45.5%
Container Cargo	896	12.6%
Non-Container/General Cargo	493	6.9%

Total	7,115	100.0%

Trade in Dry Bulk Commodities Only

	Tons	% Total
	(Millions)
Coal	650	26.1%
Iron Ore	587	23.6%
Grain	248	10.0%
Minor Bulks	1,002	40.3%

Total	2,487	100.0%

        Source: Drewry

Dry Bulk Seaborne Trade—2004

        Source: Drewry

Dry Bulk Demand

        The demand for dry bulk carrier capacity is determined by the underlying demand for commodities transported in dry bulk carriers, which in turn is influenced by trends in the global economy. Seaborne dry bulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 1999 and 2004, trade in all dry bulk commodities increased from 1.97 billion tons to 2.49 billion tons, an increase of 26%.

Dry Bulk Trade Development

        Source: Drewry

        Dry bulk trade is influenced by the underlying demand for these commodities, which in turn is influenced by the level of economic activity. Generally, growth in GDP and industrial production correlate with peaks in demand for seaborne transportation. Certain economies will act from time to time as the "primary driver" of the dry bulk carrier market. In the 1990s Japan acted as the primary driver due to increased demand for seaborne trade and growth in Japanese industrial production. China has been the main driving force behind the recent increase in seaborne dry bulk trades and the demand for bulk carriers. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers.

        The following table illustrates China's gross domestic product growth rate compared to that of the U.S. during the periods indicated:

GDP Growth
(% change)

Years	China GDP Growth	U.S. GDP Growth	Global GDP Growth
	(%)	(%)	(%)
1981 – 1985	10.1	2.6	2.4
1986 – 1990	7.8	2.6	2.8
1991 – 1995	12.0	2.3	1.2
1996 – 2000	8.3	4.1	3.5
2001 – 2003	7.9	1.9	3.2
2004	9.5	4.4	4.8

2005(e)	9.5	3.7	4.0

        Source: Drewry

        The extent to which increases in dry bulk trade have affected demand for dry bulk carriers is shown in estimates of ton-mile demand. Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

        Between 2000 and 2004 ton-mile demand in the dry bulk sector increased from 9.6 to 12.0 billion ton-miles, an increase of 25%. For some commodities there has been over the years a shift in demand due to changing trade routes. For example, the Brazil to China iron ore route started to be a significant trade some six to eight years ago. The increase in trade on this route has an increased effect on the demand for shipping due to the length of the haul. Conversely as Chinese demand has grown, there has been some shift in the sourcing of iron ore from Pacific regions (Australia).

        The following map represents the major global dry bulk trade routes:

Major Dry Bulk Seaborne Trades

        Source: Drewry

        Dry bulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Dry bulk carriers seldom operate on round trip voyages. Rather, the norm is port-to-port liner service and triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Supply

        The worldwide dry bulk carrier fleet subdivides into four vessel size categories, which are based on cargo carrying capacity.

  Capesize—vessels over 100,000 dwt. The Capesize sector is focused on long haul iron ore and coal trade routes. Due to the size of the vessels there are only a comparatively small number of ports around the world with the infrastructure to accommodate them.

  Panamax—vessels between 60,000 dwt and 80,000 dwt. Panamax vessels, defined as those with the maximum beam (width) of 32.2 metres permitted to transit the Panama Canal, carry coal, grain, and to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

  Handymax—vessels between 35,000 dwt and 60,000 dwt. The Handymax sector operates in a large number of geographically dispersed global trades, mainly carrying grains and minor bulks including steel products, forest products, and fertilizers. Vessels less than 60,000 dwt are built with on board cranes that enable them to load and discharge their cargo in countries and ports with limited infrastructure.

  Handysize—vessels up to 35,000 dwt, which carry exclusively minor bulk cargoes. Historically, the Handysize dry bulk carrier sector was seen as the most versatile. Increasingly, however, this has become more of a regional trading, niche sector. The vessels are well suited for small ports with length and draft restrictions and also lacking infrastructure.

        The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

Dry Bulk Fleet Development—Deliveries v Scrappings

        Source: Drewry

Dry Bulk Carrier Fleet and Orderbook Development

        Source: Drewry

        The following table illustrates the size and composition of the world dry bulk carrier fleet as of September 2005.

Dry Bulk Carrier Fleet—September, 2005

	Current Fleet			Orderbook
Size ('000 dwt)	No.	Dwt	% of Fleet	No.	Dwt	% of Fleet
	(Millions)			(Millions)
10 – 30	1,928	43.7	12.9%	82	1.8	4.1
30 – 60	2,291	97.1	28.6%	339	16.3	16.8
60 – 100	1,280	92.1	27.1%	289	23.0	25.0
100 – 150	159	22.2	6.5%	—	—	—
150+	478	84.8	24.9%	137	27.0	31.8

Total	6,136	339.9	100.0%	847	68.1	20.0%

        Source: Drewry

        Future supply in the bulk sector is dependent on delivery of new vessels from the orderbook and deletions of vessels from the existing fleet, either through scrapping or loss. The size of the bulk carrier orderbook fluctuates over time and in September 2005 amounted to 69.7 million dwt, which was equivalent to 20% of the existing fleet. Most of the ships on order will be delivered by the end of 2008.

Dry Bulk Carrier Orderbook—September, 2005

	2005		2006		2007		2008+		Total
Size (`000 dwt)											% of Fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt
10–30	17	347	37	787	27	609	1	29	82	1,772	4.1
30–60	49	2,375	137	6,566	93	4,461	60	2,922	339	16,324	16.8
60–100	35	2,691	113	9,023	93	7,407	48	3,846	289	22,967	24.9
100+	20	3,639	45	8,123	35	6,754	37	8,549	137	27,065	25.3

Total	121	9,052	332	24,499	248	19,231	146	15,346	847	68,128	20.0%

        Source: Drewry

        The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions as well as the age profile of the existing fleet. Generally, as a vessel increases in age its operational efficiency declines due to rising maintenance requirements, to the point where it becomes unprofitable to keep the ship in operation.

        The following table indicates the scrapping rates of dry bulk carriers for the period 1999 to June 30, 2005.

Dry Bulk Carrier Scrapping

	1999	2000	2001	2002	2003	2004	2005
Capesize
No. of Vessels	13.0	4.0	3.0	8.0	2.0	1.0	0.0
Dwt (in millions)	1.2	0.5	0.4	0.9	0.3	0.1	0.0
% of Fleet Scrapped	1.5	0.6	0.5	1.0	0.3	0.1	0.0
Panamax
No. of Vessels	45.0	11.0	28.0	18.0	7.0	1.0	0.0
Dwt (in millions)	3.0	0.7	1.9	1.2	0.5	0.9	0.0
% of Fleet Scrapped	4.3	1.0	2.5	1.5	0.6	1.1	0.0
Handymax
No. of Vessels	53.0	40.0	40.0	25.0	29.0	0.0	1.0
Dwt (in millions)	2.2	1.5	1.5	0.9	1.1	0.0	0.04
% of Fleet Scrapped	3.1	2.0	1.9	1.1	1.3	0.0
Handysize
No. of Vessels	66.0	50.0	62.0	64.0	25.0	4.0	1.0
Dwt (in millions)	1.5	1.2	1.4	1.6	0.6	0.1	0.03
% of Fleet Scrapped	3.2	2.6	3.2	3.7	1.4	0.2
Total
No. of Vessels	177.0	105.0	123.0	115.0	63.0	6.0	2.0
Dwt (in millions)	8.3	3.8	5.2	4.7	2.4	0.3	0.1
% of Fleet Scrapped	3.1	1.4	1.8	1.6	0.8	0.1	0.03

        Source: Drewry

        In the last five years the average age at demolition in the dry bulk sector has been 26 years. Even though there has been little variation in the age at which dry bulk vessels are scrapped, many well maintained vessels continue to trade to ages of over 30 years.

        The supply of dry bulk carriers is not only a result of the number of ships in service, but also the operating efficiency of the worldwide fleet. For example, port congestion, which was a feature of the market in 2004, absorbed additional tonnage and therefore tightened the underlying supply /demand balance, with the result that charter hire rates rose appreciably in 2004.

Charter Rates

        Charter hire rates fluctuate by varying degrees among dry bulk carrier size categories. The volume and pattern of trade in major bulks affect demand for larger vessels. Therefore, charter hire rates and vessel values of larger vessels often show greater volatility. Conversely, trade in minor bulks drives demand for smaller dry bulk carriers. Accordingly, charter hire rates and vessel values for those vessels are subject to less volatility.

        Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter hire rates is broadly mirrored across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

        In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. Rates also vary depending on the length of the charter period as well as ship specific factors such as age, speed and fuel consumption. Short-term time charter rates are generally higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

        In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

        Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

        The following chart shows one-year time charter rates for Handymax, Panamax and Capesize dry bulk carriers between 1996 and September 2005.

Dry Bulk Carrier Time Charter Rates
One Year Period Charter
(US$ per day)

        Source: Drewry

        Dry bulk charter hire rates for all sizes of vessels follow a similar pattern. In 2003 and 2004, rates for all sizes of dry bulk carriers strengthened appreciably to historically high levels. According to Drewry, the main driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China. Rates in 2005 started out at slightly lower levels, but remain relatively high compared to historic trends. In September 2005, dry bulk markets recovered some of the momentum lost during the summer months and rates for all sizes rebounded, with the largest increases occurring in the Capesize and Panamax sectors. Seasonal factors and sound underlying fundamentals appear to have underpinned the market as it enters the last quarter of the year.

Baltic Freight Indices—index points

        Source: Baltic Exchange

Vessel Prices

        Market conditions in each of the major sectors in the shipping industry—dry bulk carriers, tankers and containerships—have prospered over the past 18 months. This has helped trigger an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand is also strong for Liquefied Natural Gas (LNG) carriers and other specialized ship categories. Consequently, the near-term availability of newbuilding berths for vessel delivery before the end of 2008 is scarce, and after a period of stagnation, newbuilding prices for all vessel types have increased significantly, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. The weakening of the U.S. dollar has also contributed to the recent surge in newbuilding prices, as yards protect themselves from incurring additional currency costs.

        The trend in indicative newbuilding prices for bulk carriers is shown in the chart below.

Dry Bulk Carrier Newbuilding Prices
(US$ million)

        Source: Drewry

        The steep increase in newbuilding prices and the strength in the charter market have also affected vessel prices in the second-hand market.

Dry Bulk Carrier Secondhand Prices
(US$ million)

        Source: Drewry

        With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for ships offering early delivery has been at a premium. In some instances, the market has witnessed second-hand prices for five-year-old dry bulk carriers reaching levels higher than those for comparably sized newbuildings.

BUSINESS

        We are Eagle Bulk Shipping Inc., a Marshall Islands corporation headquartered in New York City. We are the largest U.S. based owner of Handymax dry bulk vessels. Handymax dry bulk vessels range in size from 35,000 to 60,000 deadweight tons, or dwt, and transport a broad range of major and minor bulk cargoes, including iron ore, coal, grain, cement and fertilizer, along worldwide shipping routes. We own and operate a modern fleet of 11 Handymax dry bulk vessels and we have agreed to purchase two additional secondhand Supramax dry bulk vessels from an unrelated third party. We expect to take delivery of these two Supramax vessels in November and December 2005, respectively. In addition, we are currently negotiating with several parties for the purchase of one additional Supramax dry bulk vessel. However, we cannot assure you that we will be successful in reaching terms for the purchase of an additional vessel.

        Seven of the 11 vessels in our operating fleet and the two additional vessels that we have agreed to purchase are classed as Supramax dry bulk vessels, a class of Handymax dry bulk vessels, which range in size from 50,000 dwt to 60,000 dwt. These vessels have the cargo loading and unloading flexibility of on-board cranes while offering cargo carrying capacities approaching that of Panamax dry bulk vessels, which range in size from 60,000 to 80,000 dwt and must rely on port facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to potential charterers. The 11 vessels in our operating fleet have a combined carrying capacity of 540,857 dwt and an average age of only 6 years as of September 30, 2005. Upon the delivery of our two additional vessels, which we expect to be completed by mid-December 2005, our fleet will have a combined carrying capacity of 643,980 dwt and an average age of only 5.5 years, as compared to an average age for the world Handymax dry bulk fleet of over 15 years.

Our Competitive Strengths

        We believe that we have a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry, including:

  •
  A fleet of 13 Handymax dry bulk vessels. We are the largest U.S. based owner of Handymax dry bulk vessels. We view Handymax vessels as a highly attractive sector of the dry bulk shipping industry relative to larger vessel sectors due to their:

—	reduced volatility in charter rates;
—	smaller newbuilding orderbook;
—	increased operating flexibility;
—	ability to access more ports;
—	ability to carry a more diverse range of cargoes; and
—	broader customer base.
  •
  A modern, high quality fleet The 11 Handymax vessels in our operating fleet have an average age of only 6 years as of September 30, 2005. Upon the delivery of our two Supramax dry bulk vessels, which we expect to be completed by mid-December 2005, our fleet will have an average age of only 5.5 years, compared to an average age for the world Handymax dry bulk fleet of over 15 years. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing employment for our vessels. Our fleet was built to high standards and 12 of our vessels were built at leading Japanese shipyards, including Mitsui Engineering and Shipbuilding Co., Ltd., or Mitsui, which built 6 of our vessels, and Oshima Shipbuilding Co., Ltd., or Oshima, which built 5 of our vessels.

  •
  A fleet of sister and similar ships. Our fleet includes 6 identical sister ships built at the Mitsui shipyard based upon the same design specifications and 3 similar ships built at the Oshima shipyard that use many of the same parts and equipment. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that this should allow us both to increase revenue and lower operating costs.

  •
  A medium-to long-term fixed-rate time charter program. We have entered into time charters for all of our vessels and have arranged for time charters to commence immediately upon the delivery of the two additional vessels that we have agreed to purchase. Our charters range in length from one to three years with an average of approximately one and a half years and provide for fixed semi-monthly payments in advance. We believe that this structure provides significant visibility to our future financial results and allows us to take advantage of the stable cash flows and high utilization rates that are associated with medium- to long-term time charters.

  •
  An experienced management team. Our New York City based team of senior executives, led by Sophocles Zoullas, has an average of 20 years of experience in the shipping industry, primarily in the Handymax and Handysize dry bulk sectors. The members of our management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions.

  •
  A strong balance sheet with a low level of indebtedness. We used substantially all of the net proceeds of our initial public offering, which we completed on June 28, 2005, to repay the majority of our outstanding indebtedness at that time. We believe that our relatively low level of outstanding indebtedness strengthens our balance sheet and increases the amount of funds we may draw under our credit facility in connection with future acquisitions.

Our Business Strategy

        Our strategy is to manage and expand our fleet in a manner that enables us to pay attractive dividends to our stockholders. To accomplish this objective, we intend to:

  •
  Operate a modern, high quality fleet of Handymax dry bulk vessels. We believe that our ability to maintain and increase our customer base will depend largely on the quality of our fleet. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in obtaining employment for our vessels. We will carry out regular inspections and maintenance of our fleet in order to maintain its high quality.

  •
  Pursue medium-to long-term charters with the flexibility to pursue short-term charters in the future. We have chartered our vessels pursuant to a combination of one-to three-year time charters with an average duration of approximately one and a half years that provide stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping market on a regular basis.

  •
  Maintain low cost, highly efficient operations. We believe that we are a cost-efficient and reliable owner and operator of dry bulk vessels due to the young age of our vessels, our groups of sister and similar ships and the strength of our management team. We intend to actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspection and maintenance programs. We also intend to take advantage of savings that result from the economies of scale that V.Ships provides us through access to bulk purchasing of supplies, quality crew members and a global service network of engineers, naval architects and port captains.

  •
  Expand our fleet through selective acquisitions of dry bulk vessels. We intend to continue grow our fleet through timely and selective acquisitions of additional vessels in a manner that is accretive to earnings and dividends per share. We expect to focus primarily in the Handymax sector of the dry bulk shipping industry, and in particular on Supramax class vessels. We may also consider acquisitions of other sizes of dry bulk vessels, including Handysize vessels, but do not intend to acquire tankers.

  •
  Maintain a strong balance sheet with low leverage. We used substantially all of the net proceeds of our initial public offering, which we completed on June 28, 2005, to repay the majority of our outstanding indebtedness at that time. In the future, we expect to draw funds under our credit facility or use the net proceeds from future equity issuances to fund vessel acquisitions. We intend to repay all or a portion of our acquisition related debt from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we generally intend to limit the amount of indebtedness that we have outstanding at any time to low levels for our industry. We believe this strategy will provide us with flexibility in pursuing acquisitions that are accretive to earnings and dividends per share.

Our Fleet

        The following table presents certain information concerning our fleet as of September 30, 2005.

Vessel	Dwt	Age	Time Charter Expiration Date (1)	Daily Time Charter Hire Rate
Supramax:
Condor (2)	50,296	4 years	November 2006 to March 2007	$24,000
Falcon (2)	50,296	4 years	February 2008 to June 2008	$20,950
Harrier (2)	50,296	4 years	March 2007 to June 2007	$23,750
Hawk I (2)	50,296	4 years	March 2007 to June 2007	$23,750
Merlin (2)(4)(6)	50,296	4 years	November 2007 to January 2008 (7)	$24,000
Osprey I (2)(5)	50,206	3 years	July 2008 to November 2008	$21,000
Cardinal (3)	55,408	1 year	March 2007 to June 2007	$26,500
Peregrine (3)	50,913	4 years	October 2006 to January 2007	$24,000
Heron (4)(8)	52,827	4 years	December 2007 to February 2008 (7)	$24,000
Handymax:
Sparrow (3)	48,220	5 years	November 2006 to February 2007	$22,500
Kite	47,195	8 years	March 2006 to May 2006	$25,000
Griffon	46,635	10 years	February 2006 to April 2006	$28,000
Shikra	41,096	21 years	July 2006 to November 2006	$22,000

(1)
The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

(2)
These vessels are sister ships.

(3)
These vessels are similar ships built at the same shipyard.

(4)
As expected to be renamed by us after delivery.

(5)
The charterer has an option to extend the charter period by up to 26 months at a daily time charter hire rate of $25,000.

(6)
We expect to take delivery of this vessel in November 2005.

(7)
The time charter is scheduled to commence immediately upon the delivery of the vessel to us. Time charter expiration date assumes that the vessel is delivered to us as scheduled.

(8)
We expect to take delivery of this vessel in December 2005.

        All of our vessels fly the Marshall Islands flag. We own or will own each of our vessels through a separate wholly owned Marshall Islands subsidiary.

        Our strategy is to charter our vessels primarily pursuant to one- to three-year time charters to allow us to take advantage of the stable cash flow and high utilization rates that are associated with medium- to long-term time charters. We have entered into time charters for all of our vessels, which have an average length of approximately one and a half years and an average daily charter rate of approximately $23,800. In addition, we have arranged time charters for each of the two additional vessels we expect to take delivery of in November and December 2005 that will last from 24 to 26 months at daily charter rates of $24,000. Each of these charters is scheduled to commence immediately upon the delivery of the respective vessel to us. For the years 2005 and 2006, 100% and 78%, respectively, of our fleet's available days are committed on time charters, assuming that our charterers redeliver the vessels to us upon the earliest redelivery date under the charters. We will regularly monitor the dry bulk shipping market and based on market conditions we may consider taking advantage of short-term charter rates.

        A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the service of the charterer. Under a typical time charter, the charterer periodically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of fuel and port and canal charges. Subject to certain restrictions imposed by us in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remain our responsibility, including vessel operating expenses, such as the cost of crewing, insuring, repairing and maintaining the vessel, costs of spare parts and supplies, tonnage taxes and other miscellaneous expenses.

        In connection with the charter of each of our vessels, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter.

        Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States or United Nations sanctions have been imposed.

Our Customers

        Our customers currently include national, regional and international companies such as Korea Line, Ltd., Daeyang Shipping Ltd., Armada Bulk Shipping Ltd., MUR Shipping Contracting (Metall und Rohstoff), Strategic Bulk Carriers and Fairfield Bulk Carriers. Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We expect to charter our vessels to major trading houses (including commodities traders), publicly traded companies, reputable vessel owners and operators, major producers and government-owned entities rather than to more speculative or undercapitalized entities. We evaluate the counterparty risk of potential charterers based on our management's long experience in the shipping industry combined with the additional input of two independent credit risk consultants. During the period from our inception to June 30, 2005, six customers individually accounted for more than 10% of our time charter revenue.

Management of Our Fleet

        Our senior management team consists of four experienced shipping executives and is led by Sophocles Zoullas, a New York native with a background of 20 years in the Handymax and Handysize dry bulk sectors. Our New York City based management team undertakes all of the commercial and strategic management of our fleet and supervises the technical management of our fleet. We currently have a total of six shore-based personnel, including our senior management team.

  Commercial and Strategic Management

        We perform all of the commercial and strategic management of our fleet, including:

  •
  Obtaining employment for our vessels and maintaining our relationships with our charterers. We believe that because our management team has an average of 20 years experience in operating Handymax and Handysize dry bulk vessels, we have access to a broad range of charterers and can employ the fleet efficiently in any market and achieve high utilization rates.

  •
  Identifying, purchasing, and selling vessels. We believe that our commercial management team has longstanding relationships in the dry bulk industry, which provides us access to an extensive network of ship brokers and vessel owners that we believe will provide us with an advantage in future transactions.

  •
  Obtaining insurance coverage for our vessels. We feel that we have well-established relationships with reputable marine underwriters in all the major insurance markets around the world that helps insure our fleet with insurance at competitive rates. Additionally, our protection and indemnity insurance is directly placed with the underwriter, thereby eliminating broker expenses.

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  Supervising V.Ships, our third party technical manager. We regularly monitor the expenditures, crewing, and maintenance of our vessels by our technical manager. Our management team has direct experience with vessel operations, repairs, drydockings and construction.

  Technical Management

        The technical management of our fleet is provided our technical manager, V.Ships, an unaffiliated third party, that we believe is the world's largest provider of independent ship management and related services. We will review the performance of V.Ships on an annual basis and may add or change technical managers.

        Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. V.Ships also manages and processes all crew insurance claims. Our technical manager maintains records of all costs and expenditures incurred in connection with its services that are available for our review on a daily basis. Our technical manager is a member of Marine Contracting Association Limited (MARCAS), an association that arranges bulk purchasing for its members, which enables us to benefit from economies of scale.

        We currently crew our vessels with Ukrainian officers and seamen supplied by V.Ships in its capacity as technical manager. These officers and seamen are employees of our wholly owned vessel owning subsidiaries while aboard our vessels. We currently employ a total of 224 officers and seamen on the 11 vessels in our operating fleet. Our technical manager handles each seaman's training, travel and payroll and ensures that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and assist in supervising work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties. All of our crew members are subject to and are paid commensurate with international collective bargaining agreements and, therefore, we do not anticipate any labor disruptions. No international collective bargaining agreements to which we are a party are set to expire within two years.

        We pay our technical manager a fee of $8,333 per vessel per month, plus actual costs incurred by our vessels.

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

        Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

        A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

        We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry.

        Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this prospectus.

  International Maritime Organization

        The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. The IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships which became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We have been informed by our technical manager that each of our vessels that has been delivered to us is in compliance with Annex VI and we expect that each other vessel that we have agreed to purchase will be in compliance with Annex VI upon delivery to us.

        The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of the 11 vessels in our operating fleet is ISM Code-certified and we expect that each other vessel that we have agreed to purchase, including the two vessels we expect to take delivery of in November and December 2005, will be ISM Code-certified when delivered to us.

  The United States Oil Pollution Act of 1990

        The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

        Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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  natural resources damage and the costs of assessment thereof;

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  real and personal property damage;

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  net loss of taxes, royalties, rents, fees and other lost revenues;

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  lost profits or impairment of earning capacity due to property or natural resources damage; and

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  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

        OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

        We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

        OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

        The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

        The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

        OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

  Other Environmental Initiatives

        The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

        Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered ton above 5,000 gross tons with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

  Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

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  on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

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  on-board installation of ship security alert systems;

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  the development of vessel security plans; and

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  compliance with flag state security certification requirements.

        The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

  Inspection by Classification Societies

        Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

        The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and /or to the regulations of the country concerned.

        For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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  Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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  Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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  Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

        All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under 5 years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided that the vessel is inspected underwater.

        Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

        Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels that we have purchased and may agree to purchase in the future must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We intend to have all of our vessels classed by IACS members.

Risk of Loss and Liability Insurance

  General

        The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills (from fuel oil) and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

        We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. We will also evaluate procuring loss of hire, increased value and charterers' default insurance for our fleet.

  Hull & Machinery and War Risks Insurance

        We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $75,000 per vessel per incident.

  Protection & Indemnity Insurance

        Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

        Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Competition

        Our business will fluctuate in line with the main patterns of trade of dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk vessels in the Handymax and Handysize class sectors. Ownership of dry bulk vessels is highly fragmented and is divided among approximately 1,400 independent dry bulk vessel owners.

Legal Proceedings

        We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

        We do not own any real property. We lease office space at 29 Broadway, New York, New York 10006.

Exchange Controls

        Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

CREDIT FACILITY

        We entered into a revolving credit facility with The Royal Bank of Scotland plc in July 2005. The credit facility has been used to refinance our indebtedness under our then existing term loan facility, to fund vessel acquisitions and for working capital requirements.

        The credit facility has a facility limit of $330 million and a term of ten years. We will be permitted to borrow up to $180 million, which amount includes amounts borrowed for working capital purposes as described below, in connection with future acquisitions of dry bulk carriers between 25,000 dwt and 85,000 dwt that are not older than 10 years. We will also be permitted to borrow up to $10 million at any one time for working capital purposes during an initial period of 18 months from the first draw down date, after which time our ability to borrow amounts for working capital purposes will be subject to review and reapproval on an annual basis.

        Subject to satisfaction of applicable conditions to draw down, we will be able to borrow up to the full facility limit for a period of five years from the facility closing date. Thereafter, amounts available under our credit facility will be reduced over a further five year period by ten semi-annual installments of $20.5 million with a final reduction of $125 million occurring simultaneously with the last semi-annual reduction. We also may voluntarily reduce the undrawn portion of facility in multiples of $5 million. We are obligated to make principal repayments consistent with such reductions.

        Amounts drawn under our credit facility bear interest at a rate of LIBOR plus a margin of 0.95%. We have entered into an interest rate swap in order to limit our exposure to interest rate movements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Market Risk" for more information.

        Our ability to borrow amounts under the credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. In connection with vessel acquisitions, amounts borrowed may not exceed 60% of the value of the vessels securing our obligations under the credit facility. Our ability to borrow such amounts, in each case, will be subject to our lender's approval of the vessel acquisition. Our lender's approval will be based on the lender's satisfaction of our ability to raise additional capital through equity issuances in amounts acceptable to our lender and the proposed employment of the vessel to be acquired.

        Upon consummation of this offering, and giving effect to the application of a portion of the net proceeds therefrom to repay existing indebtedness, we expect to have $     million of outstanding under the credit facility.

        Our obligations under the credit facility are secured by a first priority mortgage on each of the vessels in our fleet and such other vessels that we may from time to time include with the approval of our lender, a first assignment of all freights, earnings, insurances and requisition compensation. Our credit facility also limits our ability to create liens on our assets in favor of other parties. We may grant additional securities from time to time in the future.

        We paid a fee of $1.2 million in connection with the arrangement of the credit facility. In addition, we will incur a commitment fee of 0.4% per annum on the undrawn amount of the credit facility from the facility closing date, payable quarterly in arrears.

        The credit facility contains financial covenants requiring us, among other things, to ensure that:

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  the aggregate market value of the vessels in our fleet that secure our obligations under the credit facility, as determined by an independent shipbroker on a charter-free basis, at all times exceeds 130% of the aggregate principal amount of debt outstanding under the credit facility and the notional or actual cost of terminating any related hedging arrangements;

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  our total assets minus our debt will not be less than $150 million;

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  our EBITDA, as defined in the credit agreement, will at all times be not less than 2x of the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period; and

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  we maintain with the lender $500,000 of working capital per vessel in addition to an amount adequate to meet anticipated capital expenditures for the vessel over a 12 month period.

        For the purposes of the credit facility, our "total assets" will be defined to include our tangible fixed assets and our current assets, as set forth in our consolidated financial statements, except that the value of any vessels in our fleet that secure our obligations under the credit facility will be measured by their fair market value rather than their carrying value on our consolidated balance sheet.

        The credit facility also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

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  pay dividends in amounts exceeding our EBITDA, less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for drydockings;

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  change our Chief Executive Officer without the approval of our lender;

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  incur additional indebtedness;

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  change the flag, class or management of our vessels;

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  create liens on our assets;

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  sell our vessels;

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  merge or consolidate with, or transfer all or substantially all our assets to, another person;

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  enter into a new line of business; and

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  enter into any time or consecutive voyage charters that have terms that exceed, or by virtue of any optional extension may exceed, thirteen months.

        In addition, the credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness and non-compliance with security documents. Further, there would be a default if any event occurs or circumstances arise in light of which, in the lender's judgment, there is significant risk that we are or would become insolvent. We will not be permitted to pay dividends if there is a default or a breach of a loan covenant under the credit facility or if the payment of the dividends would result in a default or breach of a loan covenant. Our indebtedness may also be accelerated if we experience a change of control.

MANAGEMENT

Directors, Executive Officers and Certain Key Officers and Employees

        Set forth below are the names, ages and positions of our directors and executive officers and certain key officers and employees of Eagle Shipping International (USA) LLC, our wholly owned subsidiary and commercial manager as of September 30, 2005. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term.

Name	Age	Position
Sophocles N. Zoullas	39	Chief Executive Officer, Chairman and Class I Director of the Company
Alan S. Ginsberg	47	Chief Financial Officer of the Company
Michael B. Goldberg	58	Class I Director of the Company
Philip E. Berney	41	Class II Director of the Company
Frank J. Loverro	36	Class III Director of the Company
David B. Hiley	67	Class II Director of the Company
Douglas P. Haensel	42	Class III Director of the Company
Claude G. Thouret, Jr.	56	Chief Operating Officer of our commercial and strategic manager
Edward H. James	40	Chartering Manager of our commercial and strategic manager

        The term of our Class I directors expires in 2006, the term of our Class II directors expires in 2007 and the term of our Class III directors expires in 2008.

        The business address of each of our directors, officers and the key officers and employees of our commercial manager is the address of our principal executive offices, which are located at 29 Broadway, New York, New York 10006.

        Biographical information with respect to each of our directors and executive officers and the key officers and employees of our commercial manager is set forth below.

        Sophocles N. Zoullas, a New York native, serves as our Chief Executive Officer, Chairman and Director. Mr. Zoullas has been involved in the dry bulk shipping industry for 20 years with experience in both strategic and commercial as well as operational aspects of the business. Mr. Zoullas' strategic and commercial experience includes ship purchase negotiations and financing, chartering and insurance. Mr. Zoullas's operational experience includes oversight of ship repair, maintenance and cost control. From 1989 to February 2005, Mr. Zoullas served as an executive officer and a director of Norland Shipping & Trading Corporation, a shipping agency in the dry bulk shipping industry. He holds a bachelor's degree from Harvard College and an MBA from IMD (IMEDE) in Lausanne, Switzerland.

        Alan S. Ginsberg serves as our Chief Financial Officer and is responsible for overseeing our accounting and financial matters. Mr. Ginsberg has over 17 years of experience in the shipping industry and in particular in shipping finance. From 2002 until 2005, Mr. Ginsberg was the Director of Ship Financing for Northampton Capital Ltd., a transportation industry financial advisory firm. From 1998 to 2002, Mr. Ginsberg was a Director of High Yield Research at Scotia Capital (USA) Inc. and was responsible for analysis of the shipping industry, publishing research and maintaining relationships in the industry. From 1997 to 1998, Mr. Ginsberg was the publisher of Marine Money International, a leading maritime publication, and between 1988 and 1996 he served as the Chief Financial Officer of The Kedma Group, a privately held shipping company that owned and operated 17 vessels, including 14 Handymax dry bulk vessels and three tankers. Mr. Ginsberg holds a bachelor's degree from Georgetown University. Mr. Ginsberg is a certified public accountant and has previously worked at Coopers & Lybrand.

        Michael B. Goldberg serves as a Director of the Company and is a Managing Director at Kelso, an affiliate of ours, having joined Kelso in 1991. Prior to joining Kelso, Mr. Goldberg spend two years as a

Managing Director and Co-head of the Mergers and Acquisitions Department at The First Boston Corporation. From 1978 to 1987, Mr. Goldberg practiced corporate law in the Mergers and Acquisitions Department of Skadden, Arps, Slate, Meagher & Flom LLP, becoming a partner in 1980. Mr. Goldberg was an Associate at Cravath, Swain & Moore from 1972 to 1977. Additionally, Mr. Goldberg is a director of Endo Pharmaceuticals, Inc., Overwatch Systems, LLC (formerly known as Federal Information Technology Systems, LLC), Optigas, Inc., Hilite International, Inc. and HCI Direct, Inc.

        Philip E. Berney serves as a Director of the Company and is a Managing Director at Kelso, an affiliate of ours, having joined Kelso in 1999. Prior to joining Kelso, Mr. Berney was a Senior Managing Director and Head of the High Yield Capital Markets group at Bear, Stearns & Co. Inc. Previously, he worked in High Yield Finance at The First Boston Corporation. Additionally, Mr. Berney is a director of CDT Holdings plc, Custom Building Products, Inc., Del Laboratories, Inc. and Overwatch Systems, LLC (formerly known as Federal Information Technology Systems, LLC).

        Frank J. Loverro serves as a Director of the Company and is a Managing Director at Kelso, an affiliate of ours, having joined Kelso in 1993. Prior to joining Kelso, Mr. Loverro worked in private equity investing with the Clipper Group. Mr. Loverro started his career in the High Yield Finance Group at CS First Boston. Additionally, Mr. Loverro is a director of Endo Pharmaceuticals, Inc.

        David B. Hiley serves as a Director of the Company. He has been a financial consultant, including a financial consultant to Nortek, Inc. for more than five years. From April 1, 1998 through March 1, 2000, Mr. Hiley served as Executive Vice President and Chief Financial Officer of CRT Properties, Inc. (formerly Koger Equity, Inc.), a real estate investment trust. Mr. Hiley is currently a director of CRT Properties, Inc. (formerly Koger Equity, Inc.) and Nortek, Inc.

        Douglas P. Haensel serves as a Director of the Company. He currently is Executive Vice President and Chief Financial Officer of Burt's Bees, Inc. From 2001 to 2004, Mr. Haensel was President and Chief Operating Officer of 21st Century Newspapers, Inc. He was Executive Vice President and Chief Financial Officer at The Athlete's Foot Group, Inc. from 1999 to 2001. Additionally, Mr. Haensel started his career at General Electric Company and held several management positions at GE Capital.

        Claude G. Thouret, Jr. serves as the Chief Operating Officer of our commercial and strategic manager and is responsible for supervising the management of day-to-day operations. Mr. Thouret has 27 years of experience in the dry bulk shipping industry in operations, insurance and risk management. Previously, from 1999 until 2005, Mr. Thouret was a general manager of Norland Shipping & Trading Corporation where he was responsible for day-to-day operations, insurance procurement, claims management, negotiating charter party details and coordinating certain legal matters.

        Edward H. James serves as the Chartering Manager of our commercial and strategic manager and is responsible for managing vessel charters and related matters. Mr. James has 16 years of experience in the dry bulk industry in chartering and risk management. Previously, Mr. James was a chartering manager for Norland Shipping and Trading Corporation from 2000 until 2005 where he was responsible for commercially managing a fleet of Handymax and Handysize dry cargo bulk vessels and negotiated terms of employment for vessels.

Board Practices

        Following the phase-in period permitted under the Nasdaq National Market rules, our board of directors will consist of a majority of independent directors.

        We have established a Compensation Committee, which will be responsible for establishing executive officers' compensation and benefits and will be comprised of at least two members. The members of our Compensation Committee are Mr. Frank J. Loverro, Mr. David B. Hiley and Mr. Douglas P. Haensel. Our Compensation Committee will consist solely of independent directors following the phase-in period permitted under the Nasdaq National Market rules.

        We have established a Nominating Committee, which will be responsible for identifying and recommending qualified candidates as board nominees and will be comprised of at least two members. The members of our Nominating Committee are Mr. Sophocles N. Zoullas, Mr. Frank J. Loverro and Mr. David B. Hiley. Our Nominating Committee will consist solely of independent directors following the phase-in period permitted under the Nasdaq National Market rules.

        We have established an Audit Committee consisting of three board members which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Following the phase-in period permitted under the Nasdaq National Market rules, each member will be an independent director. The members of our Audit Committee are Mr. David B. Hiley, Mr. Frank J. Loverro and Mr. Douglas P. Haensel. Our board of directors has determined that Mr. Hiley, an independent director, will act as the Audit Committee's financial expert as required under the Nasdaq National Market rules and applicable federal securities laws.

Compensation of Executives, Directors and Senior Management

        As we were formed in 2005, we did not pay any compensation to members of our senior management, non-executive directors or our executive directors in any of the last three fiscal years. Each non-executive director will receive $35,000 per year.

        Members of our management have been awarded and certain additional members of management may be awarded in the future, profits interests in Eagle Ventures as described in the section of this prospectus entitled "Certain Relationships and Related Party Transactions—The Eagles Ventures Agreement." As described below, certain of the profits interests in Eagle Ventures granted to members of our management vested upon consummation of our initial public offering in June 2005. Our executives, directors and members of our senior management are eligible to receive awards under our 2005 Stock Incentive Plan as described under "—2005 Stock Incentive Plan" below.

Employment Agreement

        We have entered into a full time employment agreement with Mr. Zoullas pursuant to which Mr. Zoullas will serve as our Chief Executive Officer and be responsible for our day to day operations. The employment agreement has a term of three years and may be extended by mutual written agreement. Either Mr. Zoullas or we may terminate the employment agreement for any reason whatsoever on 30 days' written prior notice or as otherwise agreed upon in writing by the parties.

        Pursuant to the employment agreement, Mr. Zoullas receives a minimum base salary per year in the amount of $675,000. Mr. Zoullas is eligible to participate in a performance bonus pool, provided by our stockholder, Eagle Ventures, for senior executives, which is based upon the EBITDA of Eagle Ventures, as well as discretionary amounts determined by the compensation committee of Eagle Ventures. Mr. Zoullas is also entitled to participate in the benefit plans and fringe benefits provided generally to similarly situated senior executives. The employment agreement also provides that we will provide Mr. Zoullas with a life insurance policy during the term of the agreement; the amount and terms of such life insurance policy will be determined by mutual agreement with Mr. Zoullas.

        Pursuant to the employment agreement, Mr. Zoullas has also been awarded a profits interest in Eagle Ventures which is designed to allow participation in profits realized in a sale or other exit event with respect to Eagle Ventures. This profits interest consists of "service points" and "performance points." Mr. Zoullas is required to receive at least 75% of the profits interests that are awarded to senior management by the compensation committee of Eagle Ventures. In the event Mr. Zoullas' employment is terminated (i) by the Company without cause (as such term is defined in the employment agreement), (ii) by Mr. Zoullas for good reason (as such term is defined in the employment agreement), or (iii) as a result of death or disability (as such term is defined in the employment agreement), all of the service points allocated to Mr. Zoullas will vest and one-half of the performance points allocated to Mr. Zoullas will vest. Please see the section of this prospectus entitled

"Certain Relationships and Related Party Transactions—The Eagle Ventures Agreement" for additional information relating to Mr. Zoullas' profits interests in Eagle Ventures.

        In the event Mr. Zoullas terminates his employment for other than good reason, Mr. Zoullas is entitled to receive (i) his base salary earned but unpaid up to the date of termination, (ii) reimbursement of any expenses for which he was due reimbursement, (iii) any bonus actually earned for a completed year but unpaid as of the date of termination, and (iv) any benefits that he is then entitled to receive under benefit plans (collectively, (i), (ii), (iii) and (iv) are referred to as the "Accrued Benefits").

        In the event we terminate Mr. Zoullas' employment without cause, then in addition to the Accrued Benefits, Mr. Zoullas is entitled to receive continuation of his base salary (the "Severance Payments") for a period of one year following the effective date of such termination, or the remaining term of the employment agreement, whichever is longer (the "Severance Period"). In addition, we will continue his health insurance (for Mr. Zoullas and his dependents) during the Severance Period. The Severance Payment and the continuation of such benefits are referred as the "Severance Benefits." Mr. Zoullas has waived any right or entitlement to Severance Payments in the event he materially breaches any term or provision of the employment agreement and such breach is not cured within 30 days of written notice from us. We may also terminate Mr. Zoullas' employment at any time for cause.

        In the event that his employment is terminated for cause, we are only obligated to provide Mr. Zoullas with the Accrued Benefits and the profits interest allocated to Mr. Zoullas is forfeited. Mr. Zoullas may terminate his employment with us at any time for good reason. In the event that Zoullas terminates his employment for good reason, he shall receive the Accrued Benefits and the Severance Benefits during the Severance Period.

        If Mr. Zoullas dies or becomes disabled while employed by us, all of his rights under the employment agreement terminate except that we are required to pay Mr. Zoullas his Accrued Benefits.

        Pursuant to the employment agreement, Mr. Zoullas has agreed to protect our confidential information. He has also agreed for a period of one year following his termination, not to (a) solicit or induce any employee, agent or consultant to terminate his or her relationship with us, or (b) intentionally take any action to interfere with the relationship between us or any of our affiliates and any customer, supplier, lessor, lessee, broker or employee or any other person or entity which has a business relationship with us or any of our affiliates.

2005 Stock Incentive Plan

        We have adopted our 2005 Stock Incentive Plan for the purpose of affording an incentive to eligible persons to increase their efforts on behalf of our company and our affiliates and to promote our company's success. The 2005 Stock Incentive Plan provides for the grant of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses dividend equivalents and other awards based on or relating to our common stock to eligible non-employee directors, selected officers and other employees and independent contractors.

        The plan is administered by a committee of our board of directors (the "Committee"); each member of the Committee qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and, to the extent applicable, an "outside director" within the meaning of Section 162(m) of the Code. The Committee has the authority, in its sole discretion, to administer the plan and to exercise all the powers and authorities either specifically granted to it under the plan or necessary or advisable in the administration of the plan, including, without limitation, the authority to grant awards; to determine the persons to whom and the time or times at which awards will be granted; to determine the type and number of awards to be granted, the number of shares of stock or cash or other property to which an award may relate and the terms, conditions, restrictions and performance criteria relating to any award; to determine whether, to what extent, and under what circumstances an award may be settled, cancelled, forfeited, exchanged, or surrendered; to construe and interpret the plan and any award; to prescribe, amend and rescind rules and regulations relating to the plan; to determine the terms and provisions of award agreements; and to make all other determinations deemed necessary or advisable for the administration of the plan. The Committee may, in its sole discretion, (1) accelerate the date on which any option or stock appreciation right becomes exercisable, (2) waive or amend the operation of plan provisions respecting exercise after termination of employment (provided that the term of an option or stock appreciation right may not be extended beyond 10 years from the date of grant), (3) accelerate the vesting date, or waive any condition imposed hereunder, with respect to any share of restricted stock, restricted stock unit, stock bonus, dividend equivalent or other award, and (4) otherwise adjust any of the terms applicable to any such award in a manner consistent with the terms of the plan. The powers and authority of the Committee will be exercised by our board of directors in the case of awards made to non-employee directors.

        Shares Available Under the Plan.    An aggregate of 2.6 million shares of our common stock has been authorized for issuance under the plan. Following the expiration of the Section 162(m) Grandfathering Period (as defined in the plan), the maximum number of shares of common stock to which awards relate that may be granted to any participant during any calendar year shall not exceed 1.3 million shares. The shares available for issuance under the plan may be authorized but unissued shares or shares that we have reacquired. If any shares subject to an award are cancelled, exchanged or surrendered, or if an award terminates or expires without a distribution of shares, or if shares are surrendered or withheld as payment of the exercise price or withholding taxes with respect to an award, those shares will again be available for issuance under the plan. If the Committee determines that any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of participants' rights under the plan, the Committee will, in its sole discretion, make such changes or adjustments as it deems necessary or appropriate including with respect to any or all of (i) the number and type of shares or other property that may thereafter be issued in connection with awards, (ii) the number and type of shares or other securities or property subject to outstanding awards, and (iii) the exercise or purchase price of any award.

        Performance Goals.    The Committee may determine that the grant, vesting or settlement of an award granted under the plan may be subject to the attainment of one or more performance goals. The performance criteria that may be applied to an award granted under the plan include (1) return on total stockholder equity; (2) earnings or book value per share of our stock; (3) net income (before or after taxes); (4) earnings before all or any interest, taxes, depreciation and/or amortization; (5) return on assets, capital or investment; (6) market share; (7) cost reduction goals; (8) earnings from continuing operations; (9) levels of expense, costs or liabilities; (10) department, division or business unit level performance; (11) operating profit; (12) sales or revenues; (13) stock price appreciation; (14) total stockholder return; (15) implementation or completion of critical projects or processes; (16) specified dividend threshold or (17) any combination of the foregoing.

        Stock Options and Stock Appreciation Rights.    Each stock option and stock appreciation right, or "SAR," will be evidenced by an award agreement which will set forth the terms and conditions of the award. Stock options granted under the plan may be "incentive stock options," within the meaning of Section 422 of the Code, or nonqualified stock options. A SAR confers on the participant the right to receive an amount with respect to each share subject to the SAR equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. SARs may be granted alone or in tandem with a stock option. The Committee will determine all of the terms and conditions of stock options and SARs including, among other things, the number of shares subject to the award and the exercise price per share of the award, which in no event may be less than the fair market value of a share of our common stock on the date of grant (in the case of a SAR granted in tandem with a stock option, the grant price of the tandem SAR will be equal to the exercise price of the stock option), and whether the vesting of the award will be subject to the achievement of one or more performance goals. Stock options and SARs granted under the plan may not have a term exceeding 10 years from the date of grant, and the award agreement will contain terms concerning the termination of the option or SAR following termination of the participant's service with us. Payment of the exercise price of a stock option granted under the plan may be made in cash or by an exchange of our common stock previously owned by the participant, through a "cashless exercise" or other procedure approved by the Committee or by a combination of the foregoing methods.

        Restricted Stock and Restricted Stock Units.    The terms and conditions of awards of restricted stock and restricted stock units granted under the plan will be determined by the Committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the sole discretion of the Committee. These awards will be subject to restrictions on transferability which may lapse under those circumstances that the Committee determines, which may include the attainment of one or more performance goals. The Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards. The award agreement will contain terms concerning the termination of the award of restricted stock or restricted stock units following termination of the participant's service with us.

        Stock Bonuses.    The Committee, in its sole discretion, is permitted to grant bonuses payable in shares of our stock.

        Dividend Equivalents.    The Committee, in its sole discretion, is permitted to grant participants dividend equivalents, or the right to be paid an amount determined with respect to the dividends declared and paid with respect to outstanding shares of our stock, as specified in and pursuant to the terms of an applicable award agreement.

        Other Stock-Based Awards.    The plan also provides for other stock-based awards, the form and terms of which will be determined by the Committee consistent with the purposes of the plan. The vesting or payment of one of these awards may be made subject to the attainment of one or more performance goals.

        Change in Control.    The plan provides that, unless otherwise determined by the Committee or as set forth in an award agreement, in the event of a change in control (as defined in the plan), any restricted stock that was forfeitable prior to such change in control will become nonforfeitable and any unexercised option or SAR, whether or not exercisable on the date of such change in control, will become fully exercisable and may be exercised in whole or in part. Each other award granted under the plan will be treated as set forth by the Committee, in the applicable award agreement or otherwise.

        Taxes.    We are authorized to withhold from any payment in respect of any award granted under the plan, or from any other payment to a participant, amounts of withholding and other taxes due in connection with any transaction involving an award. The Committee is permitted to provide in the agreement evidencing an award that the participant may satisfy this obligation by electing to have the company withhold a portion of the shares of our common stock to be received upon exercise or settlement of the award.

        Amendment; Termination.    The plan will expire on the tenth anniversary of the date of its adoption. Our board of directors is permitted to amend, suspend or terminate the plan in whole or in part at any time, provided that no amendment, expiration or termination of the plan will adversely affect any then-outstanding award without the consent of the holder of the award. Unless otherwise determined by our board of directors, an amendment to the plan that requires stockholder approval in order for the plan to continue to comply with applicable law, regulations or stock exchange requirements will not be effective unless approved by our stockholders. Our board of directors is permitted to amend an outstanding award at any time, provided that the amendment of an award will not adversely affect the award without the consent of the holder of the award.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table contains information regarding the beneficial ownership of our common stock (i) as of September 30, 2005, (ii) after this offering assuming the underwriters do not exercise their over-allotment option and (iii) after this offering assuming the underwriters exercise their over-allotment option in full by:

  •
  each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock, including Eagle Ventures LLC, the selling stockholder in this offering;

  •
  each of our directors;

  •
  our Chief Executive Officer and each of our three next most highly compensated executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and, therefore, does not include shares held by each person's stock bonus plan account unless held in a directed account. Unless otherwise indicated below, the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The percentage of beneficial ownership set forth below is based upon 27,150,000 shares of common stock issued and outstanding as of September 30, 2005. If the underwriters exercise their over allotment option in full, Eagle Ventures, the selling stockholder in this offering, will sell 900,000 shares of our common stock.

        All of our common shares, except those issued in our initial public offering, are owned by Eagle Ventures. Eagle Ventures is owned by affiliates of Kelso and by members of our management and outside investors. The number and percentage of shares owned by other persons listed below reflect their indirect ownership interest in us by virtue of their ownership interest in Eagle Ventures. Unless otherwise noted, the address of each person listed below is at 29 Broadway, New York, New York 10006.

			Shares Beneficially Owned After Offering Assuming No Exercise of Over Allotment Option (1)(2)		Shares Beneficially Owned After Offering Assuming Exercise of Over Allotment Option in Full (1)(2)
	Shares Beneficially Owned Prior to Offering (1)(2)
Name
	Number	Percentage	Number	Percentage	Number	Percentage
Eagle Ventures LLC (3)	12,750,000	47.0%	12,750,000	38.5%	11,850,000	34.8%
Kelso Investment Associates VII, L.P. (3)(4)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
KEP VI, LLC (3)(4)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Frank T. Nickell (3)(4)(5)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Thomas R. Wall, IV (3)(4)(5)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
George E. Matelich (3)(4)(5)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Michael B. Goldberg (3)(4)(5)(6)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
David I. Wahrhaftig (3)(4)(5)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Frank K. Bynum, Jr. (3)(4)(5)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Philip E. Berney (3)(4)(5)(6)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Frank J. Loverro (3)(4)(5)(6)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
James J. Connors, II (3)(4)(5)	11,056,904	40.7%	11,056,904	33.4%	10,223,256	30.0%
Douglas P. Haensel (6)	0	*	0	*	0	*
Sophocles N. Zoullas (6)(7)	874,673	3.2%	874,673	2.6%	860,970	2.5%
Alan S. Ginsberg (8)	47,339	*	47,339	*	47,253	*
Claude G. Thouret, Jr. (9)	39,814	*	39,814	*	39,599	*
Edward H. James (10)	38,100	*	38,100	*	38,013	*
David B. Hiley (6)	55,195	*	55,195	*	51,034	*
Executive Officers and Directors as a group (11)	12,112,023	44.6%	12,112,023	36.5%	11,260,124	33.1%

*
Less than one percent.

(1)
Numbers and percentages for Eagle Ventures LLC, KIA VII, KEP VI and Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors and our executive officers and other directors are reflective of beneficial ownership of Eagle Ventures LLC common interests.

(2)
Reflects the effect of vesting of certain performance related profits interests in Eagle Ventures LLC granted to Messrs. Zoullas, Ginsberg, Thouret and James upon the consummation of our initial public offering as described in the section of this prospectus entitled "Certain Relationships and Related Party Transactions—The Eagle Ventures Agreement."

(3)
The business address for these persons is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022.

(4)
Includes shares of common stock held by: (i) Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, and (ii) KEP VI, LLC, or KEP VI. KIA VII and KEP VI may be deemed to share beneficial ownership of shares of common stock owned of record by Eagle Ventures LLC, by virtue of their ownership interests in Eagle Ventures LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other's shares. Shares and percentages indicated represent the upper limit of the expected ownership of our equity securities by these persons and entities. In the event that one or more third-party investors, if any, contribute cash to Eagle Ventures LLC and acquire membership interests in Eagle Ventures LLC, the number of shares beneficially owned by these persons and entities and the percentage of shares beneficially owned by them would decrease proportionately as a result of any such acquisition. Each of KIA VII and KEP VI disclaim such beneficial ownership.

(5)
Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record by Eagle Ventures LLC, by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.

(6)
Member of our board of directors.

(7)
Includes 874,673 shares of common stock held of record by Eagle Ventures LLC, by virtue of Mr. Zoullas's common ownership interest in Eagle Ventures LLC.

(8)
Includes 47,339 shares of common stock held of record by Eagle Ventures LLC, by virtue of Mr. Ginsberg's common ownership interest in Eagle Ventures LLC.

(9)
Includes 39,814 shares of common stock held of record by Eagle Ventures LLC, by virtue of Mr. Thouret's common ownership interest in Eagle Ventures LLC.

(10)
Includes 38,100 shares of common stock held of record by Eagle Ventures LLC, by virtue of Mr. James's common ownership interest in Eagle Ventures LLC.

(11)
Includes shares of common stock the beneficial ownership of which Mr. Goldberg, Mr. Berney and Mr. Loverro may be deemed to share, as described in footnote 5 above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Eagle Ventures Agreement

        Affiliates of Kelso, certain outside investors and all of the members of our management are parties to a limited liability company agreement relating to the formation, ownership and management of Eagle Ventures, which owns 12,750,000 shares of our common stock immediately prior to this offering which is equivalent to 47% of our common stock on a fully diluted basis immediately prior to this offering or 38.5% of our common stock on a fully diluted basis following this offering and assuming that the underwriters do not exercise their over-allotment option. Affiliates of Kelso control Eagle Ventures, owning approximately 92.6% of the common interests in Eagle Ventures, and members of our management and outside investors own approximately 7.4% of the common interests in Eagle Ventures.

        Members of our management have also been awarded profits interests (and in the future others having senior management and/or strategic planning-type responsibilities may be awarded similar profits interests) in Eagle Ventures that may entitle such persons to an economic interest of up to 16.7% on a fully diluted basis (assuming all profits interests have vested) in any appreciation in the value of the assets of Eagle Ventures (including shares of our common stock owned by Eagle Ventures when sold). The initial assets of Eagle Ventures consisted principally of shares of our common stock with a cost basis of approximately $40.8 million. The compensation committee of Eagle Ventures is responsible for making determinations relating to awards of the profits interests. In all, one-fourth of the profits interests are service-related and vest in equal three-month installments over four years, and the remaining profits interests are performance-related. Forty-four percent of the awarded performance-related profits interests became fully vested upon the consummation of our initial public offering on June 28, 2005 (or an economic interest in approximately 6.2% of the appreciation in the value of the assets of Eagle Ventures on a diluted basis taking into account the vesting of such profits interests), and the remaining portion of the performance-related profits interests will vest based on Kelso affiliates achieving certain multiples on their original indirect investment in us, subject to an internal rate of return minimum. As a result, holders of such vested performance-related profits interests will participate in all distributions (including with respect to proceeds paid to Eagle Ventures in the form of distributions from us) to the owners of Eagle Ventures in excess of such owners' original investments, while holders of service-related profits interests and unvested performance-related profits interests will participate in distributions to the owners of Eagle Ventures in excess of such owners' original investments only to the extent such profits interests have vested (or in case of performance-related profits interests, become vested in connection with the distribution in question). Other than the performance-related profits interests that became vested upon the consummation of our initial public offering, retention of the remaining portion of the performance-related profits interests are subject to continued employment with Eagle Ventures or its affiliates until such time as Kelso affiliates have achieved the maximum requisite investment multiple (including the achievement of an internal rate of return minimum) on their original indirect investment in us. The vesting of profits interests may be further accelerated in the future by the compensation committee of Eagle Ventures. These profits interests will dilute only the interests of owners of Eagle Ventures, and will not dilute direct holders of our common stock. However, our income statement will reflect non-cash charges for compensation related to the profits interests.

        We will record a compensation charge for the service related profits interests over a four year vesting period. For the three months ended June 30, 2005, we recorded a non-cash compensation charge of $7.6 million, of which approximately $7.2 million related to the portion of the performance related profits interests that vested upon the consummation of our initial public offering. The remaining $0.4 million non-cash compensation charge was taken as a result of the service-related and non-accelerated performance-related profits interest. We will also record a compensation charge for the remaining performance related profits interests over an estimated four year vesting period. These profits interests vest based on Kelso affiliates achieving certain multiples on their original investment in the assets of Eagle Ventures through the receipt of distributions from Eagle Ventures. The vesting occurs ratably upon achieving a return on investment ranging from two times to four times the original investment. We estimate this vesting period to be approximately four years. The non-cash charge related to the service and non-accelerated performance related profits interests will be calculated at each reporting date as the cumulative vested portion of 10.5% of the fair value of the assets of Eagle Ventures in excess of $40.8 million. The non-cash charge related to the performance related profits interests that vested upon the consummation of our initial public offering will be calculated at each reporting date as the cumulative vested portion of 6.2% of the fair value of the assets of Eagle Ventures in excess of $40.8 million. The compensation charges will be based on the fair value of the profits interests which will be "marked to market" at the end of each reporting period. The impact of any changes in the estimated fair value of the profits interests will be recorded as a change in estimate cumulative to the date of change. The impact on the amortization of the compensation charge of any changes to the estimated vesting periods for the performance related profits interests will be adjusted prospectively as a change in estimate.

        The terms of Eagle Ventures agreement include those described below:

  •
  Kelso affiliates have the right to designate a majority of the directors on the board of directors of Eagle Ventures.

  •
  Management members and investors other than Kelso affiliates may transfer common interests in Eagle Ventures only under certain limited circumstances, such as transfers in connection with estate planning purposes, and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by voluntary decision (so long as Eagle Ventures has been given the opportunity to purchase the interests subject to such involuntary transfer).

  •
  Management members have pro rata "tag-along" rights on certain significant sales by the Kelso affiliates to third parties. The Kelso affiliates have the right to "drag along", on a pro rata basis, each of the management members and investors other than Kelso on certain significant sales by the Kelso affiliates to third parties.

Financial Advisory Agreement

        We entered into a financial advisory agreement dated February 1, 2005 with Kelso. Under the terms of the agreement, we agreed to pay Kelso annual fees of up to $500,000. We terminated certain of our obligations under this agreement, including our obligation to pay the annual fees of $500,000, for a one-time payment of $1,000,000. The agreement also provides for Kelso to be paid certain fees in connection with other services. The financial advisory agreement also provides that we will indemnify Kelso and Kelso's officers, directors, affiliates' respective partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder), against claims, losses and expenses as incurred in connection with the services rendered to us or our predecessors under the financial advisory agreement or arising out of any such person being a controlling person of Eagle Ventures or our company.

        In the three month period ended June 30, 2005, we paid a fee of $5,175,046 to Kelso and certain non-management affiliates of Eagle Ventures LLC for investment banking services pursuant to the financial advisory agreement. This fee was payable in connection with Kelso assisting us in our formation, strategic planning, obtaining debt and equity financing and acquiring vessels.

Registration Rights Agreement

        We have entered into a registration rights agreement with Eagle Ventures pursuant to which we granted it, and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Eagle Ventures is a party, to require us to register under the Securities Act shares of our common stock held by Eagle Ventures. Under the registration rights agreement, Eagle Ventures has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Eagle Ventures has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after this offering, Eagle Ventures will own 12,750,000 shares entitled to these registration rights, assuming that the underwriters' over-allotment option is not exercised.

Eagle Ventures Promissory Note

        In connection with the extension of debt financing to us, we issued a promissory note to Eagle Ventures on May 5, 2005 in an aggregate principal amount of $58,730,434 as of June 2, 2004, bearing interest at a rate of 7.0% per annum. We believe that the terms of the promissory note were at least as favorable to terms we could have obtained from an unaffiliated third party negotiated on an arm's length basis. The terms of the note provided that it may be voluntarily prepaid without penalty or premium and also provided for mandatory prepayment in the event that cash proceeds were realized by us from the issuance of equity securities in our initial public offering. Upon the consummation of our initial public offering, we used a portion of the net proceeds from that offering to repay $59,338,656 outstanding under the note, including accrued interest of $608,222. Eagle Ventures has distributed the proceeds received from the repayment of the outstanding promissory note to its members. In accordance with the terms of the limited liability company agreement of Eagle Ventures, affiliates of Kelso received approximately 91.7% of the proceeds from this distribution and the members of our management and certain other outside investors of Eagle Ventures received approximately 8.3% of the proceeds from this distribution.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 33,150,000 shares of common stock outstanding. Of these shares, 20,400,000 shares will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our "affiliates" as defined under Rule 144. Immediately after consummation of this offering and assuming that the underwriters do not exercise their over allotment option, Eagle Ventures LLC, the selling stockholder in this offering and our largest stockholder, will continue to own 12,750,000 shares of common stock, which were acquired in private transactions not involving a public offering and these shares will therefore be treated as "restricted securities" for purposes of Rule 144. The restricted securities held by our largest stockholder will be subject to the underwriter's lock-up agreement as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. The preferred stock purchase rights being registered in this offering are attached to our common stock and are subject to the same requirements for resale as the share of common stock to which they are attached.

        In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated who owns shares that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which will be approximately 271,500 shares immediately after this offering, assuming that the underwriters do not exercise their over-allotment option or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the three-month period immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

        We, our executive officers and directors and our largest stockholder and certain of our beneficial stockholders have entered into agreements with the underwriters of this offering which, subject to certain exceptions, generally restrict us and our executive officers and directors and our largest stockholder and those beneficial stockholders from offering, selling, contracting to sell or otherwise disposing of our common stock or securities convertible into or exchangeable for our common stock for a period of 90 days after the date of this prospectus without the prior written consent of UBS Securities LLC and Bear, Stearns & Co. Inc. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing 90-day period and ends on the last day of the foregoing 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 90-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, these "lock-up" restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. UBS Securities LLC and Bear, Stearns & Co. Inc. may, in their sole discretion and at any time or from time to time before the expiration of the lock-up period, without notice, release all or any portion of the securities subject to these agreements. There are no existing agreements with UBS Securities LLC or Bear, Stearns & Co. Inc. providing consent to the sale of shares prior to the expiration of the lock-up period.

        We have entered into a registration rights agreement with our largest stockholder of record pursuant to which we granted it and certain of its transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Eagle Ventures is a party, to require us to register under the Securities Act shares of our common stock held by them. Shares of common stock, when registered under any registration statement, will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." In addition, all of these shares would be available for sale into the public market after one year pursuant to Rule 144 and other exemptions under the Securities Act, as described above.

        As a result of the lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market on the dates set forth below, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
90 days (1)	None	Lock-up released; shares eligible for sale under Rule 144
January 26, 2006	6,375,000	Shares eligible for sale under Rule 144
March 31, 2006	6,375,000	Shares eligible for sale under Rule 144

(1)
Assuming the lock-up period is not extended or terminated in accordance with the terms of the lock-up agreements.

        Sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement filed in connection with our initial public offering.

Purpose

        Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

        Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, of which 27,150,000 shares were issued and outstanding, and 25,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding. Upon consummation of this offering, we will have outstanding 33,150,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

  Common Stock

        Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, if any, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock, which we may issue in the future.

  Preferred Stock

        Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

  •
  the voting rights, if any, of the holders of the series.

        It is not possible to state the actual effect of the authorization and issuance of one or more series of preferred stock upon the rights of holders of common stock until our board of directors determines the specific terms, rights and preferences of a series of preferred stock.

  Authorized but Unissued Capital Stock

        The BCA does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which will apply so long as our common stock is quoted on the Nasdaq National Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock.

Directors

        Our directors are elected by a majority of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

        Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

        Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our amended and restated articles of incorporation and bylaws provide that special meetings of stockholders may be called by our Chief Executive Officer, the majority of our board of directors or by any stockholder that beneficially owns at least 35% of our outstanding common stock. These provisions may impede the ability of stockholders to bring matters before a special meeting of stockholders. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

        Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

        Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

        The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors'

fiduciary duties. Our bylaws includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

        The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

        Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

  Blank Check Preferred Stock

        Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 25,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

  Classified Board of Directors

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

  Election and Removal of Directors

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed with or without cause upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for the election of directors; provided, however, that from and after the time that Eagle Ventures ceases to beneficially own 35% or more of our outstanding common stock, our directors may only be removed for cause upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for the election of directors. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in our board of directors for any reason may only be filled by a vote of a majority of the directors then in office, even if less than a quorum exists (except that a quorum is required if the vacancy results from an increase in the number of directors).

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice will have to be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. Until such time as Eagle Ventures no longer owns at least 35% of our outstanding common stock, Eagle Ventures will not be required to comply with the timing, form and content of the advance notice requirements described above. These advance notice requirements, particularly the 90 to 120 day requirement, may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

  Action by Written Consent

        Under current Marshall Islands law, action by written consent of stockholders can be effected only if signed by all stockholders. In addition to any requirements of law, our amended and restated articles of incorporation provides that, following the time Eagle Ventures no longer has beneficial ownership of 35% or more of our outstanding common stock, stockholders may not act by written consent.

  Certain Voting Requirements

        Our amended and restated articles of incorporation provides that from and after the time that Eagle Ventures no longer has beneficial ownership of 35% or more of our outstanding common stock, a two-thirds vote is required to amend or repeal certain provisions of our amended and restated articles of incorporation and bylaws, including those provisions relating to: the number and election of directors (including the classified board); filling of board vacancies; resignations and removals of directors; director liability and indemnification of directors; the power of stockholders to call special meetings; advance notice of director nominations and stockholders proposals; and amendments to our amended and restated articles of incorporation and bylaws. However, for so long as Eagle Ventures beneficially owns more than 35% of our outstanding of common stock, these provisions may be amended by a majority vote of the stockholders entitled to vote on any such amendments. These supermajority provisions may discourage, delay or prevent the changes to our amended and restated articles of incorporation or bylaws.

Transfer Agent

        The registrar and transfer agent for our common stock is Computershare Trust Company, Inc.

Listing

        Our shares of common stock are quoted on the Nasdaq National Market under the symbol "EGLE."

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

        Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights.

Marshall Islands		Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
•	May be held within or outside of the Marshall Islands	•	May be held within or outside of Delaware
•	Notice:	•	Notice:
	• Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting		• Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any by which stockholders may be deemed to be present and vote at such meeting
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting		• Written notice shall be given not less than 10 nor more than 60 days before the date of the meeting

Marshall Islands		Delaware
Stockholder's Voting Rights
•	Any action required to be taken by meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	•	Stockholders may act by written consent to elect directors
•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	•	For non-stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum. In the absence of such specifications, one-third of the members shall constitute a quorum
•	No provision for cumulative voting	•	For stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum
		•	The certificate of incorporation may provide for cumulative voting
Directors
•	The board of directors must consist of at least one member	•	The board of directors must consist of at least one member
•	Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
•	If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Marshall Islands			Delaware
Dissenters' Rights of Appraisal
•	Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares		•	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	•	Alters or abolishes any preferential right of any outstanding shares having preference; or
	•	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Stockholders' Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	•
In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not makingsuch effort
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
•	Attorney's fees may be awarded if the action is successful
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning the common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies, persons who own 10% or more of our common stock and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and own the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

        In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

        In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and to Non-United States Holders of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section.

        We have made, or will make, special United States federal income tax elections in respect of each of our ship owning or operating subsidiaries that is potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their parent, the "Company." Therefore, for purposes of the following discussion, the Company, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the vessels and as receiving the income therefrom.

United States Federal Income Taxation of Our Company

  Taxation of Operating Income: In General

        We anticipate that the Company will earn substantially all its income from the hiring or leasing of vessels for use on a time or voyage charter basis or from the performance of services directly related to those uses, all of which we refer to as "shipping income."

        Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as ourselves will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

        Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

        Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, the Company is not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source income.

        Unless exempt from tax under Section 883, the Company's gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

  Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

  (1)
  it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer as the "Country of Organization Test"; and

  (2)
  one of the following tests is met:

  (A)
  more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified stockholders, which as defined includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test;"

  (B)
  its stock is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly-Traded Test"; or

  (C)
  it is a "controlled foreign corporation", or CFC, as described below and satisfies an income inclusion test, to which, collectively, we refer as the "CFC Test."

        The Republic of the Marshall Islands, the jurisdiction where the Company is incorporated, has been officially recognized by the U.S. Internal Revenue Service ("IRS") as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income the Company earns and currently expects to earn in the future. Therefore, the Company will be exempt from United States federal income taxation with respect to its United States source shipping income if it satisfies any one of the 50% Ownership Test, the Publicly-Traded Test, or the CFC Test.

        Both before and after this offering, we believe that we will satisfy the Publicly-Traded Test, as discussed below. The Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test or the CFC Test before or after the offering.

  Publicly-Traded Test

        The regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common stock, which will be its sole class of issued and outstanding stock, is "primarily traded" on the Nasdaq National Market.

        Under the regulations, the Company's common stock will be considered to be "regularly traded" on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since all our common shares are listed on the Nasdaq National Market, we believe that we satisfy the listing threshold.

        It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe the Company will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with the Company's common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

        Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock, to which we refer as the "5 Percent Override Rule."

        For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company's common stock, or "5% Stockholders," the regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as owning 5% or more of the Company's common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

        In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that within the group of 5% Stockholders, there are sufficient qualified stockholders for purposes of Section 883 to preclude non-qualified stockholders in such group from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year, which we refer to as the "5 Percent Override Exception."

        After the offering, the Company anticipates that Eagle Ventures LLC will own approximately 38.5% of its outstanding common shares. If Eagle Ventures LLC alone or together with other 5% Stockholders were to own 50% or more of the Company's outstanding common shares on more than half the days of any taxable year, the 5 Percent Override Rule would be triggered. If the 5% Override Rule were triggered, the Company believes that it would have significant difficulty in satisfying the 5 Percent Override Exception and hence would not qualify for the Publicly-Traded Test because United States persons are non-qualified stockholders for purposes of Section 883 and substantially all of the beneficial owners of Eagle Ventures LLC are United States persons.

  Taxation In Absence of Section 883 Exemption

        If the benefits of Section 883 are unavailable, the Company's United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. Based on the current operation of our vessels, if we were subject to 4% gross basis tax, our United States federal income tax liability would be approximately $200,000 per year. However, we can give no assurance that the operation of our vessels, which are under the control of third party charterers, will not change such that our United States federal income tax liability would be substantially higher.

        To the extent the Company's United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the Company's United States trade or business.

        The Company's United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

  •
  the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

  •
  substantially all of the Company's United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, we believe that none of the Company's United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

  United States Taxation of Gain on Sale of Vessels

        If the Company qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, the Company's shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to the United States office of the Company, as we believe likely to be the case as the Company is currently structured, then any gain derived from the sale of any such vessel will be treated as derived from United States sources and subject to United States federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income tax regime.

United States Federal Income Taxation of United States Holders

        As used herein, the term "United States Holder" means a beneficial owner of common stock that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

  Distributions

        Subject to the discussion of passive foreign investment companies and CFCs below, any distributions made by the Company with respect to its common stock to a United States Holder will generally constitute dividends to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to the Company's common stock will generally be treated as "passive income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

        Dividends paid on the Company's common stock to a United States Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which the Company's common stock is traded); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are or will be); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on the Company's common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Any dividends out of earnings and profits the Company pays which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

        Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis in a share of common stock—paid by the Company. If the Company pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

  Sale, Exchange or Other Disposition of Common Stock

        Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Subject to the discussion below regarding United States Stockholders of CFCs, such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

  Passive Foreign Investment Company Status and Significant Tax Consequences

        Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for United States federal income tax purposes. In general, the Company will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder holds the Company's common stock, either

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

  •
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

        Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

        Based on the Company's current operations and future projections, we do not believe that the Company has been or is, nor do we expect the Company to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether the Company is a passive foreign investment company, the gross income it derives from its time chartering and voyage chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that the Company owns and operates in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have obtained an opinion from our counsel, Seward and Kissel LLP, that, based upon the Company's operations as described herein, its income from time charters and voyage charters should not be treated as passive income for purposes of determining whether it is a passive foreign investment company. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of its operations will not change in the future.

        As discussed more fully below, if the Company were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to the Company's common stock, as discussed below.

  Taxation of United States Holders Making a Timely QEF Election

        If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes its pro rata share of the Company's ordinary earnings and net capital gain, if any, for each taxable year of the Company for which it is a passive foreign investment company that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company's common stock. A United States Holder would make a timely QEF election for shares of the Company by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when the Company was a passive foreign investment company. If the Company were to be treated as a passive foreign investment company for any taxable year, the Company would provide each United States Holder with all necessary information in order to make the QEF election described above.

  Taxation of United States Holders Making a "Mark-to-Market" Election

        Alternatively, if the Company were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, its stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to the Company's common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company's common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. No ordinary income inclusions under this election will be treated as "qualified dividend income."

  Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

        Finally, if the Company were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the Company's common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a passive foreign investment company, would be taxed as ordinary income and would not be "qualified dividend income"; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

        These special rules would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company's common stock. If the Company is a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning the Company's common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-United States Holders"

        A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder."

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

  Dividends on Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

  Sale, Exchange or Other Disposition of Common Stock

        Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company's common stock, unless:

  •
  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

  •
  the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

  •
  fail to provide an accurate taxpayer identification number;

  •
  are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fail to comply with applicable certification requirements.

        Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        If you are a Non-United States Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

        Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Bear, Stearns & Co. Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Wachovia Capital Markets, LLC
Total	6,000,000

        The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        Shares of our common stock are offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-allotment Option

        Eagle Ventures, or the selling stockholder, has granted the underwriters an option to buy up to an aggregate of 900,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

        Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                  per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                  per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholder will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 900,000 shares from the selling stockholder.

Paid by Us	No Exercise	Full Exercise
Per share	$	$
Total	$	$
Paid by the Selling Stockholder	No Exercise	Full Exercise
Per share	$—	$
Total	$—	$

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                   million.

No Sales of Similar Securities

        We, our executive officers and directors and certain of our beneficial stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing 90-day period and ends on the last day of the foregoing 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 90-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, these "lock-up" restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. UBS Securities LLC and Bear, Stearns & Co. Inc. may, in their sole discretion and at any time or from time to time before the termination of the period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of the persons who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Nasdaq National Market Quotation

        Shares of our common stock are quoted on the Nasdaq National Market under the symbol "EGLE."

Price Stabilization, Short Positions

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions through the Nasdaq National Market, in the over-the-counter market or otherwise.

Affiliations

        Certain of the underwriters or their respective affiliates have in the past performed and may in the future perform investment banking and other financial services for us and our affiliates for which they have received in the past and may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. UBS Securities LLC and Bear, Stearns & Co. Inc. served as joint book-runners and Credit Suisse First Boston LLC served as a co-manager for our initial public offering in June 2005. Bear, Stearns & Co. Inc. has provided financial services, including acting as an underwriter, for several portfolio companies of Kelso, an affiliate of our largest stockholder. In addition, Frank T. Nickell, who is the CEO and President of Kelso and a managing member of KEP VI and Kelso GP VII, LLC (the general partner of Kelso GP VII, L.P., which is the general partner of KIA VII, two of our principal stockholders) is an outside director of Bear, Stearns & Co. Inc. and owns shares of Bear, Stearns & Co. Inc. which he has received pursuant to a directors stock plan. Credit Suisse First Boston LLC acted as one of the underwriters in the initial public offering in April 2005 of a portfolio company of Kelso and as one of the initial purchasers of a private offering of secured notes of the same portfolio company in May 2002.

LEGAL MATTERS

        The validity of the common stock and certain other matters, including tax matters, relating to United States and Marshall Islands law have been passed upon for us by Seward & Kissel LLP, New York, New York. Certain legal matters in connection with this offering have been passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

EXPERTS

        The consolidated financial statements of Eagle Bulk Shipping Inc. as of June 30, 2005 and for the period from January 26, 2005 (inception) to June 30, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The discussions contained under the sections of this prospectus entitled "Business" and "The International Dry Bulk Shipping Industry" have been reviewed by Drewry Shipping Consultants Ltd., or Drewry, which has confirmed to us that they accurately describe the international dry bulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

        The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission, or the Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You may also obtain copies of our filings with the Securities and Exchange Commission on our website (http://www.eagleships.com).

        In connection with our initial public offering, we filed a registration statement on Form S-1, which became effective on June 23, 2005, and we became subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. To comply with these requirements, we file periodic reports, proxy statements and other information with the Commission.

GLOSSARY OF SHIPPING TERMS

        Following are definitions of shipping terms used in this Prospectus.

        Annual Survey—The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

        Bareboat Charter—Also known as "demise charter." Contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

        Bulk Vessels/Carriers—Vessels which are specially designed and built to carry large volumes of cargo in bulk cargo form.

        Bunkers—Heavy fuel oil used to power a vessel's engines.

        Capesize—A dry bulk carrier in excess of 100,000 dwt.

        Charter—The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

        Charterer—The individual or company hiring a vessel.

        Charter Hire Rate—A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

        Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of such vessel and the international conventions of which that country is a member.

        Deadweight Ton—"dwt"—A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

        Draft—Vertical distance between the waterline and the bottom of the vessel's keel.

        Dry Bulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

        Drydocking—The removal of a vessel from the water for inspection and/or repair of submerged parts.

        Gross Ton—Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

        Handymax—A dry bulk carrier of approximately 35,000 to 60,000 dwt.

        Handysize—A dry bulk carrier having a carrying capacity of up to approximately 35,000 dwt.

        Hull—The shell or body of a vessel.

        International Maritime Organization—"IMO"—A United Nations agency that issues international trade standards for shipping.

        Intermediate Survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

        ISM Code—The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

        Metric Ton—A unit of measurement equal to 1,000 kilograms.

        Newbuilding—A newly constructed vessel.

        OPA—The United States Oil Pollution Act of 1990 (as amended).

        Orderbook—A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

        Panamax—A dry bulk carrier of approximately 60,000 to 80,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

        Protection & Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

        Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

        Short-Term Time Charter—A time charter which lasts less than approximately 12 months.

        Sister Ships—Vessels of the same class and specification which were built by the same shipyard.

        SOLAS—The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

        Special Survey—The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

        Spot Market—The market for immediate chartering of a vessel usually for single voyages.

        Strict Liability—Liability that is imposed without regard to fault.

        Supramax—A new class of Handymax dry bulk carrier of approximately 50,000 to 60,000 dwt.

        Time Charter—Contract for hire of a ship. A charter under which the ship-owner is paid charter hire rate on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

        Ton—A metric ton.

        Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Board of Directors and Stockholders of Eagle Bulk Shipping Inc.

        We have audited the accompanying consolidated balance sheet of Eagle Bulk Shipping Inc. and subsidiaries as of June 30, 2005 and the related consolidated statements of operations, stockholders' equity, and cash flow for the period from January 26, 2005 (inception) through June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries at June 30, 2005, and the consolidated results of their operations and their cash flows for the period from January 26, 2005 to June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
October 7, 2005

EAGLE BULK SHIPPING INC.

CONSOLIDATED BALANCE SHEET

June 30, 2005
ASSETS:
Current Assets:
Cash and cash equivalents	$10,970,963
Accounts Receivable	22,034
Prepaid Charter Revenue	1,284,000
Prepaid Expenses	186,373

Total Current Assets	12,463,370
Fixed Assets:
Advances for Vessel Acquisitions	7,018,100
Advances for Vessel Improvements	640,000
Vessels at cost, net of Accumulated Depreciation of $2,020,572	292,563,221

Total Fixed Assets	300,221,321
Restricted Cash	4,000,000
Other Assets and Deferred Charges	776,105

Total Assets	$317,460,796

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$2,945,310
Accrued Liabilities	666,759
Deferred Revenue	914,000
Unearned Charter Hire Revenue	1,790,082

Total Current Liabilities	6,316,151
Long-term Debt	88,500,000

Total Liabilities	94,816,151
Commitment and Contingencies
Stockholders' Equity:
Preferred Stock, $.01 par value, 25,000,000 shares Authorized, none issued	—
Common stock, $.01 par value, 100,000,000 shares authorized, 27,150,000 shares issued and outstanding	271,500
Additional Paid-In Capital	234,742,299
Accumulated Deficit	(12,894,757)
Accumulated Other Comprehensive Income	525,603

Total Stockholders' Equity	222,644,645

Total Liabilities & Stockholders' Equity	$317,460,796

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months ended June 30, 2005	Period from January 26, 2005 (inception) to June 30, 2005
	(Unaudited)
Revenues, net of commissions	$10,615,879	$10,615,879
Vessel Expenses	3,066,188	3,115,399
Depreciation	2,020,572	2,020,572
General and Administrative Expenses	663,034	1,420,036
Management and Other Fees to Affiliates	6,175,046	6,175,046
Non-cash Compensation Expense	7,640,847	7,640,847

Total Operating Expenses	19,565,687	20,371,900

Operating Loss	(8,949,808)	(9,756,021)
Interest Expense	3,233,596	3,233,596
Interest Income	(94,860)	(94,860)

Net Interest Expense	3,138,736	3,138,736

Net Loss	$(12,088,544)	$(12,894,757)

Basic and Diluted Loss per Common Share	$(0.87)	$(0.96)

Weighted Average Shares Outstanding	13,857,692	13,396,154

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FROM JANUARY 26, 2005 (INCEPTION) TO JUNE 30, 2005

	Common Shares	Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Other Comprehensive Income	Total Stockholders' Equity
Balance at January 26, 2005	$—	$—	$—	$—	$—	$—
Comprehensive Income (Loss):
Net Loss	—	—	—	(12,894,757)	—	(12,894,757)
Net Unrealized gains on derivatives	—	—	—	—	525,603	525,603

Comprehensive (Loss)	—	—	—	—	—	(12,369,154)
Issuance of Common Stock and Capital Contributions	127,500	40,716,162	(21,384)	—	—	40,822,278
Initial Public Offering, net of issuance costs	144,000	186,385,290	—	—	—	186,529,290
Capital Contributions	—	—	21,384	—	—	21,384
Non-cash Compensation	—	7,640,847	—	—	—	7,640,847

Balance at June 30, 2005	$271,500	$234,742,299	$—	$(12,894,757)	$525,603	$222,644,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FROM JANUARY 26, 2005 (INCEPTION) TO JUNE 30, 2005

Cash Flows from Operating Activities
Net Loss	$(12,894,757)
Adjustments to Reconcile Net Loss to Net Cash provided by Operating Activities:
Items included in net income not affecting cash flows:
Depreciation	2,020,572
Amortization of Deferred Financing Costs	1,130,713
Amortization of Prepaid Charter Revenue	205,000
Non-cash Compensation Expense	7,640,847
Changes in Operating Assets and Liabilities:
Accounts Receivable	(22,034)
Prepaid Revenue	(1,489,000)
Prepaid Expenses	(186,373)
Accounts Payable	1,823,761
Accrued Expenses	666,759
Deferred Revenue	914,000
Unearned Charter Hire Revenue	1,790,082

Net Cash Provided by Operating Activities	1,599,570
Cash Flows from Investing Activities
Advances for Vessel Acquisition	(7,018,100)
Advances for Vessel Improvements	(640,000)
Purchase of Vessels	(294,583,793)

Net Cash Used in Investing Activities	(302,241,893)
Cash Flows from Financing Activities
Capital Contribution	40,843,662
Issuance of Common Stock in initial public offering	201,600,000
Equity Issuance Costs	(13,949,161)
Bank Borrowings	214,450,000
Repayment of Bank Debt	(125,950,000)
Increase in Restricted Cash	(4,000,000)
Deferred Financing Costs	(1,381,215)
Borrowings from Eagle Ventures LLC	58,730,434
Repayment of Eagle Ventures LLC Note	(58,730,434)

Net Cash Provided by Financing Activities	311,613,286
Net Increase in Cash	10,970,963
Cash at Beginning of Period	—

Cash at End of Period	$10,970,963

Supplemental Cash Flow Information:
Cash paid during the period for Interest (including Fees)	$1,671,899

        The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Basis of Presentation and General Information:

        The accompanying condensed consolidated financial statements include the accounts of Eagle Bulk Shipping Inc. and its wholly-owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk vessels. The Company's fleet is comprised of Handymax bulk carriers and the Company operates its business in one business segment.

        The Company is a holding company incorporated on March 23, 2005, under the laws of the Republic of the Marshall Islands. Following incorporation, the Company merged with Eagle Holdings LLC, a Marshall Islands limited liability company formed on January 26, 2005, and became a wholly-owned subsidiary of Eagle Ventures LLC, a Marshall Islands limited liability company. Eagle Ventures LLC is owned by Kelso Investments Associates VII, L.P. and KEP VI, LLC, both affiliates of Kelso & Company, L.P., members of management and outside investors. The merger was accounted for as a reorganization of entities under common control. Immediately following the completion of the Company's initial public offering, Eagle Ventures LLC owned approximately 47% of the Company's outstanding common stock. Eagle Ventures LLC is 92.6% owned by affiliates of Kelso & Company, L.P. ("Kelso").

        On March 31, 2005, in connection with its formation, the Company sold 250 shares of its common stock, par value $.01 per share, to Eagle Ventures LLC for an aggregate purchase price of $250. On March 31, 2005, in connection with the merger of Eagle Holdings LLC with and into the Company, all of the issued and outstanding membership interests in Eagle Holdings LLC (which were held by Eagle Ventures LLC) were converted into and exchanged for, and the Company issued 250 shares of its common stock, par value $.01 per share, to Eagle Ventures LLC. An additional $21,384 was recorded as a subscription receivable. On June 14, 2005 the Company effected a 25,500 for 1 stock split in the form of a stock dividend. As a result of the stock split, Eagle Ventures LLC received, in the form of a stock dividend, 12,749,500 additional shares of the Company's common stock. All share and per share data gives retroactive effect to the stock split. As of March 31, 2005, Eagle Ventures LLC had made equity contributions to the Company (as successor to Eagle Holdings LLC) of $40,822,278.

        On June 23, 2005, the Company completed its initial public offering by issuing and selling to the public 14,400,000 shares of common stock, par value $0.01 per share, at a price to the public of $14.00 per share, raising gross proceeds of $201,600,000 before deduction of underwriting discounts, commissions and expenses of $15,070,710. The Company used $185,288,656 of the net proceeds from the offering to repay $125,950,000 of the indebtedness under its existing loan facility and $59,338,656 owed to Eagle Ventures under a promissory note, including accrued interest.

        The Company is the sole owner of all of the outstanding shares of the Marshall Island incorporated wholly-owned subsidiaries listed below. The primary activity of each of these subsidiaries is the ownership of a vessel.

Company	Owner of Vessel	dwt.	Built	Vessel Acquired
Cardinal Shipping LLC	Cardinal	55,362	2004	April 18, 2005
Condor Shipping LLC	Condor	50,206	2001	April 29, 2005
Falcon Shipping LLC	Falcon	50,206	2001	April 21, 2005
Griffon Shipping LLC	Griffon	46,635	1995	June 1, 2005
Harrier Shipping LLC	Harrier	50,206	2001	April 19, 2005
Hawk Shipping LLC	Hawk I	50,206	2001	April 26, 2005
Kite Shipping LLC	Kite	47,195	1997	May 9, 2005
Osprey Shipping LLC	Osprey I	50,206	2002	August 31, 2005
Peregrine Shipping LLC	Peregrine	50,913	2001	June 30, 2005
Shikra Shipping LLC	Shikra	41,096	1984	April 29, 2005
Sparrow Shipping LLC	Sparrow	48,225	2000	July 19, 2005

        The operations of the vessels are managed by a wholly-owned subsidiary of the Company, Eagle Shipping International (USA) LLC, a Marshall Islands limited liability company.

        The following table represents certain information about the Company's revenue earning charters:

Vessel	Delivered to Charterer	Time Charter Expiration (1)	Daily Time Charter Hire Rate
Cardinal	April 19, 2005	March 2007 to June 2007	$26,500
Condor	April 30, 2005	November 2006 to March 2007	$24,000
Falcon	April 22, 2005	February 2008 to June 2008	$20,950
Griffon	June 3, 2005	February 2006 to April 2006	$28,000
Harrier	April 21, 2005	March 2007 to June 2007	$23,750
Hawk I	April 28, 2005	March 2007 to June 2007	$23,750
Kite	May 10, 2005	March 2006 to May 2006	$25,000
Osprey I	August 31, 2005	July 2008 to November 2008	$21,000
Peregrine	July 1, 2005	October 2006 to January 2007	$24,000
Shikra	April 30, 2005	July 2006 to November 2006	$22,000
Sparrow	July 20, 2005	November 2006 to Feb 2007	$22,500

(1)
The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to the Company upon the termination of the charter.

        During the period ended June 30, 2005, six charterers individually accounted for more than 10% of the Company's time charter revenue as follows:

Charterer	% of time charter revenue
Charterer A	27.9%
Charterer B	16.5%
Charterer C	12.9%
Charterer D	12.6%
Charterer E	12.2%
Charterer F	11.2%

        The accompanying unaudited consolidated statement of operations for the three months ended June 30, 2005 has been prepared in accordance with accounting principles generally accepted in the United States, and the rules and regulations of the SEC which apply to interim financial statements. Accordingly, they do not include all of the information and footnotes normally included in consolidated financial statements prepared in conformity with accounting principles in the United States.

        The accompanying unaudited statement of operations for the three months ended June 30, 2005 includes all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its consolidated financial position and results of operations for the interim periods presented. The Company commenced its vessel operations during the three-month period ended June 30, 2005. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire year.

Note 2.    Significant Accounting Policies:

  (a)
  Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Eagle Bulk Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions were eliminated upon consolidation.

  (b)
  Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c)
  Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company records the fair value of interest rate swaps as an asset or liability on the balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income (loss). Comprehensive Income (Loss) is composed of net income (loss) and gains or losses relating to the interest rate swap.

  (d)
  Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted Cash includes minimum cash deposits required to be maintained with a bank for loan compliance purposes.

  (e)
  Accounts Receivable: Accounts receivable includes receivables from charterers for hire. At each balance sheet date, all potentially uncollectible accounts are assessed for purposes of determining the appropriate provision for doubtful accounts.

  (f)
  Insurance Claims: Insurance claims are recorded on an accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

  (g)
  Vessels at Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition for major improvements and delivery expenses.

  (h)
  Intangibles: Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. When the time charters assumed are above market charter rates, the difference between the market charter rate and assumed charter rate is recorded as Prepaid Charter Revenue. When the time charters assumed are below market charter rates, the difference between the market charter rate and assumed charter rate is recorded as Deferred Revenue. Such assets and liabilities are amortized to revenue over the remaining period of the time charters.

  (i)
  Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties or discounted cash flow analyses. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

  (j)
  Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard to the original owner. Management estimates the scrap rate to be $150 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

  (k)
  Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels' sale.

  (l)
  Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

  (m)
  Accounting for Revenues and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreements as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Time charter hire and voyage charter revenue brokerage Commissions are recorded in the same period as these revenues are recognized. Vessel operating expenses are accounted for on the accrual basis.

  (n)
  Unearned Charter Hire Revenue: Unearned charter hire revenue represents cash received from charterers prior to the time such amounts are earned. These amounts are recognized as revenue as services are provided in future periods.

  (o)
  Repairs and Maintenance: All repair and maintenance expenses are expensed as incurred.

  (p)
  Protection and Indemnity Insurance: The Vessel's Protection and Indemnity Insurance is subject to additional premiums referred to as "back calls" or "supplemental calls" which are accounted for on an accrual basis.

  (q)
  Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

  (r)
  Earnings Per Share: Earnings/(loss) per share is computed by dividing the net income/(loss) by the weighted average number of common shares outstanding during the period.

  (s)
  Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

  (t)
  Interest Rate Risk Management: The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company may use interest rate swaps to manage net exposure to interest rate changes related to its borrowings.

  (u)
  Federal Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various tax treaties and the current United States Internal Revenue Code, the Company does not believe its operations prospectively will be subject to federal income taxes in the United States of America.

Note 3.    Recent Accounting Pronouncements:

        On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS No. 123(R)), "Share-Based Payment," was issued. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, required under SFAS No. 123, is no longer an alternative. The Company adopted SFAS No.123(R) at inception.

Note 4.    Advances for Vessel Acquisitions

        As of June 30, 2005, the Company through its subsidiaries entered into contracts to purchase 11 Handymax dry bulk vessels for an aggregate contracted price of $365,181,000. As of June 30, 2005, the Company has taken delivery of 9 vessels. The Company has made deposits in the amount of $7,018,100, representing 10% of the purchase price for the remaining two vessels. At June 30, 2005, the unpaid balance of the purchase price for the two remaining vessels was $63,162,900.

        As of June 30, 2005, the Company has recorded $640,000 in advances for vessel improvements.

Note 5.    Vessels

        As of June 30, 2005, the Company has acquired nine vessels at a total cost of $294,583,793. These costs consists of aggregate purchase contract price of $295,000,000, $158,793 in additional costs relating to the acquisition of the vessels, and $575,000 in prepaid charter revenue adjustments relating to the assumption of time charters associated with certain of the acquired vessels. Net of Accumulated Depreciation of $2,020,572, Vessels at Cost at June 30, 2005, amounted to $292,563,221.

Note 6.    Accrued Liabilities

        Accrued liabilities consists of:

June 30, 2005
Interest and Other Financing Costs	$430,984
Vessel Operating Expenses	121,854
General and Administrative Expenses	113,921

Balance, June 30, 2005	$666,759

Note 7.    Long-Term Debt

        The Company's subsidiaries had entered into a term loan facility with an aggregate principal balance of $185,950,000. Concurrent with its initial public offering, the Company used part of the proceeds from the initial public offering to repay $125,950,000 of the principal balance under the term loan facility.

        Subsequent to the Company's initial public offering in June 2005, the Company borrowed $28,500,000 to fund the balance of the purchase price for its tenth vessel, the M/V Peregrine.

        As of June 30, 2005, the Company's debt consisted of $88,500,000 in term loans. All of the Company's vessels are pledged as collateral under the term loan agreements.

        From the facility's inception through June 30, 2005, interest rates ranged from 4.10% to 4.30%, including a margin of 0.95% over the London Interbank Offered Rate ("LIBOR"). The weighted average effective interest rate was 4.15%.

        Interest Expense consists of:

June 30, 2005
Loan Interest	$1,353,306
Commitment Fees	141,355
Eagle Ventures Note Interest	608,222
Amortization of Deferred Financing Costs	1,130,713

Total Interest Expense	$3,233,596

        In July 2005, the Company entered into a $330 million revolving credit facility. The facility was used to refinance the existing term loan and may be used to fund vessel acquisitions and for working capital requirements.

        The new credit facility has a facility limit of $330 million and a term of ten years. The Company is permitted to borrow up to $150 million to (i) refinance up to $88.5 million of the indebtedness that was incurred under the existing credit facility to pay the balance of the purchase price for the nine vessels that the Company had already acquired and (ii) pay up to the entire balance of the purchase price of the two remaining vessels that it acquired in July and August 2005. The Company is permitted to borrow up to $180 million, which amount includes amounts borrowed for working capital purposes as described below, in connection with future acquisitions of dry bulk carriers between 25,000 dwt and 85,000 dwt that are not older than 10 years. The Company is permitted to borrow up to $10 million at any one time for working capital purposes during an initial period of 18 months from the first draw down date, after which time the Company's ability to borrow amounts for working capital purposes will be subject to review and reapproval on an annual basis.

        Under the terms of the revolving credit agreement, the facility will be available in full for five years and there are no principal repayment obligations for the first five years. Over the remaining period of five years, the amount available under the facility will reduce in semi-annual amounts of $20.5 million with a final reduction of $125 million occurring simultaneously with the last semi-annual reduction. The credit facility bears interest at LIBOR plus a margin of 0.95%. The Company must pay a fee of 0.4% per annum on the unused portion of the revolving loan on a quarterly basis. The Company was also required to pay an arrangement fee of $1,200,000, of which $150,000 was paid upon the Company's acceptance of the commitment letter which is recorded under Deferred Financing Costs as of June 30, 2005. The balance of the arrangement fee was paid upon the closing of the facility in July 2005.

        The Company's ability to borrow amounts under the new credit facility is subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. In connection with vessel acquisitions, amounts borrowed may not exceed 60% of the value of the vessels securing the Company's obligations under the credit facility. The Company's ability to borrow such amounts, in each case, is subject to its lender's approval of the vessel acquisition. The lender's approval will be based on the lender's satisfaction of the Company's ability to raise additional capital through equity issuances in amounts acceptable to the lender and the proposed employment of the vessel to be acquired.

        The Company's obligations under the credit facility is secured by a first priority mortgage on each of the vessels in its fleet and such other vessels that it may from time to time include with the approval of the lender, a first assignment of all freights, earnings, issuances and compensation. The Company's new credit facility will also limit its ability to create liens on its assets in favor of other parties. The Company may grant additional security from time to time in the future.

        The new credit facility contains financial covenants requiring the Company, among other things, to ensure that: (1) the aggregate market value of the vessels in the Company's fleet that secure its obligations under the new credit facility, as determined by an independent shipbroker on a charter-free basis, at all times exceeds 130% of the aggregate principal amount of debt outstanding under the new credit facility and the notional or actual cost of terminating any related hedging arrangements; (2) the Company's total assets minus debt will not be less than $150 million; (3) the Company's EBITDA, as defined in the credit agreement, will at all times be not less than 2x the aggregate amount of interest incurred and net amounts payable under interest rate hedging arrangements during the relevant period; and (4) the Company maintains with the lender $500,000 per vessel in addition to an amount adequate to meet anticipated capital expenditures for the vessel over a 12 month period. Such cash deposits are recorded in Restricted Cash.

        For the purposes of the new credit facility, the Company's "total assets" will be defined to include its tangible fixed assets and its current assets, as set forth in the consolidated financial statements, except that the value of any vessels in its fleet that secure its obligations under the new credit facility will be measured by their fair market value rather than their carrying value on its consolidated balance sheet.

        The Company's new credit facility permits it to pay dividends in amounts up to its earnings before extraordinary or exceptional items, interest, taxes, depreciation and amortization (EBITDA), less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for dry-docking, provided that there is not a default or breach of loan covenant under the credit facility and the payment of the dividends would not result in a default or breach of a loan covenant.

  Interest-Rate Swaps

        The Company entered into interest rate swaps to effectively convert a portion of its debt from a floating to a fixed-rate basis. The swaps are designated and qualify as cash flow hedges. As of June 30, 2005 the Company has entered into an interest rate swap contract for a notional amount of $100,000,000. This contract commenced in September 2005 and matures in September 2010. Exclusive of a margin of 0.95%, the Company will pay 4.22% fixed-rate interest and receive floating-rate interest amounts based on three month LIBOR settings (for a term equal to the swaps' reset periods). The Company records the fair value of the interest rate swap as an asset or liability on the balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income (loss). At June 30, 2005, the Company recorded an asset of $525,603 which is included in Other Assets in the accompanying balance sheet.

        In July 2005, the Company entered into an interest rate swap agreement with a notional amount of $30,000,000 which commenced in September 2005 and matures in September 2010. Exclusive of a margin of 0.95%, the Company will pay 4.54% fixed-rate interest and receive floating-rate interest amounts based on three month LIBOR settings.

  Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

        Cash and cash equivalents—The carrying amounts reported in the consolidated balance sheet for interest-bearing deposits approximate their fair value.

        Debt—The carrying amounts of borrowings under the credit agreement and the other floating rate loans approximate their fair value, due to the variable interest rate nature thereof.

        Interest rate swaps—The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date.

Note 8.    Related Party Transactions

        The Company had borrowed $58,730,434 from Eagle Ventures LLC. This borrowing bore interest at 7%. Such amount was repaid along with interest amounting to $608,222 upon the closing of the Company's initial public offering.

        The Company has a financial advisory agreement dated February 1, 2005 with Kelso. Under the terms of the agreement the Company was to pay Kelso annual fees of up to $500,000. The Company terminated certain of its obligations under this agreement, including its obligation to pay the annual fees of $500,000, for a one-time payment of $1,000,000. The agreement also provides for Kelso to be paid certain fees in connection with other services.

        In the period ended June 30, 2005, the Company paid $5,175,046 in fees to Kelso and certain non-management affiliates of Eagle Ventures LLC for investment banking services pursuant to the financial advisory agreement. This fee was payable in connection with Kelso assisting the Company in its formation, strategic planning, obtaining debt and equity financing and acquiring vessels.

Note 9.    Commitments and Contingencies

  Vessel Technical Management Contract

        The Company entered into technical management agreements for each of its vessels with V. Ships Management Ltd., an independent technical manager. In conjunction with the Company's management, V. Ships has established an operating expense budget for each vessel. All deviations from the budgeted amounts are for the Company's account. V. Ships is paid a technical management fee of $8,333 per vessel per month.

  Vessel Acquisitions

        As of June 30, 2005, the Company had commitments to acquire two vessels under vessel purchase agreements. The Vessels were delivered in July and August, 2005. The total purchase price for these two vessels was $70,181,000. The Company has funded deposits in the amount of $7,018,100, representing 10% of the purchase price, for these two vessels prior to June 30, 2005. The Company used its bank financing and operating cash to fund the remaining balance of the purchase price (an amount equal to $63,162,900) paid for these two vessels.

Note 10.    Earnings Per Common Share

        The computation of earnings per share is based on the weighted average number of common shares outstanding during the period. The Company does not have any potentially dilutive securities outstanding. Accordingly, basic and diluted loss per share are the same for each period presented.

Note 11.    Non-cash Compensation

        Members of the Company's management have been awarded profits interests (and in the future others having senior management and/or strategic planning-type responsibilities may be awarded similar profits interests) in Eagle Ventures LLC that may entitle such persons to an economic interest of up to 16.7% on a fully diluted basis (assuming all profits interests were vested) in any appreciation in the value of the assets of Eagle Ventures LLC (including shares of the Company's common stock owned by Eagle Ventures LLC when sold). In all, one-fourth of the profits interests are service-related and vest in equal three-month installments over four years (the vesting of such service-related profits interests is subject to continued employment with Eagle Ventures LLC or its affiliates at the end of each such three-month period), and the remaining profits interests are performance-related. Pursuant to an amendment to the Eagle Ventures LLC limited liability company agreement, 44% of the performance-related profits interests became fully vested upon the consummation of the Company's initial public offering (or an economic interest in approximately 6.2% of the appreciation of the assets of Eagle Ventures LLC on a fully diluted basis taking into account the vesting of only such profits interests), and the remaining portion of the performance-related profits interests will vest based on affiliates of Kelso achieving certain multiples on their original indirect investment in the Company, subject to an internal rate of return minimum. Retention of the non-accelerated performance-related profits interests is subject to continued employment with Eagle Ventures LLC or its affiliates.

        The vesting of profits interests may be further accelerated in the future by the compensation committee of Eagle Ventures LLC. These profits interests will dilute only the interests of owners of Eagle Ventures LLC, and will not dilute direct holders of the Company's common stock. However, the Company's income statement reflects non-cash charges for compensation related to the profits interests.

        For the quarter ended June 30, 2005, the Company recorded a non-cash compensation charge of $7.6 million. Of that charge, approximately $7.2 million relates to the portion of the performance-related profits interests that vested upon consummation of the Company's initial public offering. The remaining $0.4 million non-cash compensation charge was taken as a result of the service-related and non-accelerated performance-related profits interests. The Company is recording compensation charges relating to the service-related profits interests over four years. The non-accelerated performance related profits interests vest based on affiliates of Kelso achieving certain multiples on their original investment in the assets of Eagle Ventures LLC through the receipt of distributions from Eagle Ventures LLC. The vesting occurs ratably upon achieving a return on investment ranging from two times to four times the original investment. To calculate the non-cash compensation charge that is reflected in the Company's income statement for the non-accelerated performance-related profits interests, the Company has assumed that these profits interests will vest four years after their issuance. The Company is therefore recording compensation charges relating to such profits interests over four years.

        The September 30, 2005 stock price was $17.15 per share. The total non-cash compensation charge for the third quarter of 2005 for the service-related profits interests and performance-related profits interests will be approximately $3.7 million.

        The non-cash compensation charge will be recorded as an expense over the estimated service period in accordance with SFAS No. 123(R). The non-cash compensation charges will be based on the fair value of the profits interests which will be "marked to market" at the end of each reporting period. The impact of any changes in the estimated fair value of the profits interests will be recorded as a change in estimate cumulative to the date of change. The impact on the amortization of the compensation charge of any changes to the estimated vesting periods for the performance-related profits interests will be adjusted prospectively as a change in estimate.

Note 12.    2005 Stock Incentive Plan

        The Company adopted the 2005 Stock Incentive Plan for the purpose of affording an incentive to eligible persons. The 2005 Stock Incentive Plan provides for the grant of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, dividend equivalents and other awards based on or relating to the Company's common stock to eligible non-employee directors, selected officers and other employees and independent contractors. The plan is administered by a committee of the Company's Board of Directors.

        An aggregate of 2.6 million shares of the Company's common stock has been authorized for issuance under the plan. To date no awards have been made under the plan.

Note 13.    Subsequent Events

        In September 2005, the Company agreed to purchase two additional Supramax dry bulk vessels, which have a total contract price of approximately $70.0 million. The Company borrowed $7 million under its credit facility to fund deposits that were paid when the Company entered into the purchase agreements. These vessels are expected to be delivered in November and December 2005.

        On October 5, 2005 the Company's Board of Directors declared a cash dividend of $0.54 per share payable on or about October 31, 2005 to stockholders of record on October 17, 2005.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$13,838
Printing and Engraving Expenses	$200,000
Legal Fees and Expenses	$350,000
Accountants' Fees and Expenses	$150,000
Nasdaq Entry Fee	$45,000
Blue Sky Fees and Expenses	$5,000
Transfer Agent's Fees and Expenses	$15,000
Miscellaneous Costs	$421,162

Total	$1,200,000

Item 14.    Indemnification of Directors and Officers.

        The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

  (1)
  all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the "Companies Acts"); and

  (2)
  all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

        Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

        Indemnification of directors and officers.

  (1)
  Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

  (2)
  Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  (3)
  When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  (4)
  Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

  (5)
  Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  (6)
  Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 15.    Recent Sales of Unregistered Securities.

        We were formed on March 23, 2005. Since our inception, we issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering thereunder. No underwriters were involved in any of the below-referenced sales of securities.

        (1)   On March 31, 2005, in connection with our formation, we sold 250 shares of our common stock, par value $.01 per share, to Eagle Ventures LLC for an aggregate purchase price of $250.

        (2)   On March 31, 2005, in connection with the merger of Eagle Holdings LLC with and into our company, all of the issued and outstanding membership interests in Eagle Holdings LLC (which were held by Eagle Ventures LLC) were converted into and exchanged for, and we issued, 250 shares of our common stock, par value $.01 per share, to Eagle Ventures.

        (3)   On June 14, 2005 we effected a 25,500 for 1 stock split in the form of a stock dividend. In connection with this stock split, we issued an additional 12,749,500 shares of our common stock, par value $.01 to Eagle Ventures LLC.

        The sales of the above securities were exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit Number	Description
1	Form of Underwriting Agreement***
3.1	Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated Bylaws of the Company*
4	Form of Share Certificate of the Company*
5	Form of Opinion of Seward & Kissel LLP, Marshall Islands Counsel to the Company, as to the validity of the Shares
8	Opinion of Seward & Kissel LLP, United States Counsel to the Company, with respect to certain tax matters
10.1	Form of Registration Rights Agreement*
10.2	Form of Management Agreement*
10.3	Form of Credit Agreement*
10.4	Eagle Bulk Shipping Inc. 2005 Stock Incentive Plan*
10.5	Employment Agreement for Mr. Sophocles N. Zoullas*
10.6	Form of Second Amended and Restated Limited Liability Company Agreement of Eagle Ventures LLC*
21	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP (included in Exhibit 8)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Drewry Shipping Consultants Limited**
24	Powers of Attorney (included in the signature page to the initially filed registration statement)**

*
Incorporated by reference to the Registration Statement on Form S-1, Registration No. 333-123817.

**
Previously filed.

***
To be filed by amendment.

Item 17.    Undertakings.

  A.
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described above in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  B.
  The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 18, 2005.

EAGLE BULK SHIPPING INC.
By:	/s/ SOPHOCLES N. ZOULLAS Sophocles N. Zoullas President, Chief Executive Officer and Chairman of the Board

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons on October 18, 2005 in the capacities indicated.

Signature	Title

/s/ SOPHOCLES N. ZOULLAS Sophocles N. Zoullas	Director, President, Chief Executive Officer, Chairman of the Board and Secretary (Principal Executive Officer)
/s/ SOPHOCLES N. ZOULLAS, ATTORNEY-IN-FACT Michael B. Goldberg	Director
/s/ SOPHOCLES N. ZOULLAS, ATTORNEY-IN-FACT Philip E. Berney	Director
/s/ SOPHOCLES N. ZOULLAS, ATTORNEY-IN-FACT Frank J. Loverro	Director
/s/ SOPHOCLES N. ZOULLAS, ATTORNEY-IN-FACT David B. Hiley	Director
/s/ SOPHOCLES N. ZOULLAS, ATTORNEY-IN-FACT Douglas P. Haensel	Director
/s/ SOPHOCLES N. ZOULLAS, ATTORNEY-IN-FACT Alan S. Ginsberg	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Authorized Representative in the United States

        Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Eagle Bulk Shipping Inc., has signed this amendment to the Registration Statement in the City of Newark, State of Delaware, on October 18, 2005.

PUGLISI & ASSOCIATES
By:	/s/ GREGORY F. LAVELLE
	Name:	Gregory F. Lavelle
	Title:	Managing Director

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement***
3.1	Amended and Restated Articles of Incorporation of the Company*
3.2	Amended and Restated Bylaws of the Company*
4	Form of Share Certificate of the Company*
5	Form of Opinion of Seward & Kissel LLP, Marshall Islands Counsel to the Company, as to the validity of the Shares
8	Opinion of Seward & Kissel LLP, United States Counsel to the Company, with respect to certain tax matters
10.1	Form of Registration Rights Agreement*
10.2	Form of Management Agreement*
10.3	Form of Credit Agreement*
10.4	Eagle Bulk Shipping Inc. 2005 Stock Incentive Plan*
10.5	Employment Agreement for Mr. Sophocles N. Zoullas*
10.6	Form of Second Amended and Restated Limited Liability Company Agreement of Eagle Ventures LLC*
21	Subsidiaries of the Company
23.1	Consent of Seward & Kissel LLP (included in Exhibit 8)
23.2	Consent of Ernst & Young LLP
23.3	Consent of Drewry Shipping Consultants Ltd.**
24	Powers of Attorney (included in the signature page to the initially filed registration statement)**

*
Incorporated by reference to the Registration Statement on Form S-1, Registration No. 333-123817.

**
Previously filed.

***
To be filed by amendment.

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TABLE OF CONTENTS
DRY BULK SHIPPING INDUSTRY DATA
PROSPECTUS SUMMARY
The Offering
Risk Factors
Summary Consolidated Financial Data
RISK FACTORS
Industry Specific Risk Factors
Company Specific Risk Factors
Risks Relating to Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF OUR COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY
Dry Bulk Carrier Orderbook—September, 2005
Dry Bulk Carrier Scrapping
Dry Bulk Carrier Time Charter Rates One Year Period Charter (US$ per day)
Baltic Freight Indices—index points
Dry Bulk Carrier Newbuilding Prices (US$ million)
Dry Bulk Carrier Secondhand Prices (US$ million)
BUSINESS
CREDIT FACILITY
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
GLOSSARY OF SHIPPING TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EAGLE BULK SHIPPING INC. CONSOLIDATED BALANCE SHEET
EAGLE BULK SHIPPING INC. CONSOLIDATED STATEMENTS OF OPERATIONS
EAGLE BULK SHIPPING INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FROM JANUARY 26, 2005 (INCEPTION) TO JUNE 30, 2005
EAGLE BULK SHIPPING INC. CONSOLIDATED STATEMENT OF CASH FLOWS FROM JANUARY 26, 2005 (INCEPTION) TO JUNE 30, 2005
EAGLE BULK SHIPPING INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
SIGNATURES
Authorized Representative in the United States
EXHIBIT INDEX